EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

WELLCARE HEALTH PLANS, INC.,

WIND MERGER SUB, INC.

and

UNIVERSAL AMERICAN CORP.

_________________________

Dated as of November 17, 2016

TABLE OF CONTENTS

i

Page
Exhibits

Exhibit A	Surviving Company Charter

INDEX OF DEFINED TERMS

Term	Section
2017 Annual Bonus Targets	5.7(d)
2017 Annual Bonuses	5.7(d)
401(k) Plan	5.7(i)
Acceptable Confidentiality Agreement	5.4(b)
Agent	3.28
Agreement	Preamble
Balance Sheet Date	3.11(a)
Book-Entry Shares	2.1(c)(ii)
Certificate of Merger	1.3
Certificates	2.1(c)(ii)
Closing	1.2
Closing Date	1.2
CMS	3.3(f)
CMS Notice Requirements	3.3(f)
Code	2.3(f)
Common Stock	2.1(b)
Company	Preamble
Company Adverse Recommendation Change	5.4(c)
Company Benefit Plan	3.15(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	III
Company Financial Advisor	3.31
Company Intellectual Property	3.19(a)
Company Option	2.4(a)
Company Organizational Documents	3.2
Company Permits	3.21(a)
Company Proxy Statement	3.3(b)
Company Stockholders Meeting	3.3(b)
Confidentiality Agreement	5.3(b)
Continuation Period	5.7(a)
Continuing Employee	5.7(a)
Converted Restricted Share Award	2.4(b)
Convertible Notes	5.21(a)
Damages	8.1(j)
DGCL	1.1
Dissenting Shares	2.5(a)
Effective Time	1.3
Equity Linked Securities	3.6(b)
ERISA	3.15(a)
Exchange Act	3.3(c)
Excluded Shares	2.1(b)

v

Term	Section
Exercise Price	2.4(a)
Expense Reimbursement	7.6(c)
Expenses	5.13
GAAP	3.10(a)(ii)
Governmental Authorizations	3.3
HSR Act	3.3(e)
Indemnified Parties	5.8(a)
Indenture	5.21(a)
Insurance Entities	3.26
Insurance Laws	3.26
Insurance Policies	3.25
Internal Controls Disclosures	3.10(b)
IRS	3.15(b)
Legal Actions	3.13
Liabilities	3.11
Material Contract	3.14(a)
Maximum Premium	5.8(c)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Minimum Guaranteed 2017 Annual Bonus	5.7(d)
MSSP ACOs	3.22(j)
New Plans	5.7(f)
Non-Voting Common Stock	2.1(b)
Old Plans	5.7(f)
Option Payment Date	2.4(a)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Parent Disclosure Letter	IV
Paying Agent	2.3(a)
Payment Fund	2.3(b)
Permits	3.21(a)
Post-Closing Period	5.7(d)
Pre-Closing Period	5.7(d)
Preferred Stock	3.6(a)
Privacy Laws	3.22(h)
Qualifying Proposal	7.6(b)(iii)
Qualifying Termination	5.7(d)
Real Property Leases	3.20(b)
Redemption Date	2.2
Redemption Notice	2.2
Restricted Share	2.4(b)
Retention Program	5.7(e)
RS Payment Date	2.4(b)

Term	Section
SAP Statements	3.26
SEC	3.3(b)
Securities	3.6(b)
Securities Act	3.9
Series A Preferred Stock	3.6(a)
Shareholder Litigation	5.19(a)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Termination Date	7.2(a)
Termination Fee	7.6(c)
Trustee	5.21(a)
Voting Common Stock	2.1(b)
WARN Act	3.16(b)

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of November 17, 2016 (this “Agreement”), by and among WellCare Health Plans, Inc., a Delaware corporation (“Parent”), Wind Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Universal American Corp., a Delaware corporation (the “Company”).
RECITALS
WHEREAS, the board of directors of the Company (the “Company Board”) at a meeting thereof duly called and held unanimously (a) approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”) and the transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (d) recommended to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”); and
WHEREAS, the board of directors of Merger Sub has unanimously approved and declared advisable, and the board of directors of Parent has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

THE MERGER
Section 1.1              The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company and (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).
Section 1.2              Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the fifth Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date”.
Section 1.3              Effective Time.  At the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware in such form as is required by the relevant provisions of the DGCL.  The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).
Section 1.4              Effects of the Merger.  The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.
Section 1.5              Certificate of Incorporation.  At the Effective Time, the certificate of incorporation of Merger Sub shall be amended and restated in the form attached hereto as Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation until further amended as provided therein and by applicable Law (the “Surviving Charter”).
Section 1.6              Bylaws.  The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until thereafter amended as provided in the Surviving Charter, the Surviving Bylaws and applicable Law.
Section 1.7              Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
Section 1.8               Officers.  The officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK
Section 2.1              Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:
(a)            Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)            Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”) and each share of non-voting common stock, par value $0.01 per share, of the Company (the “Non-Voting Common Stock” and together with the Voting Common Stock, the “Common Stock”) held in the treasury of the Company, owned by the Company or any of its wholly owned Subsidiaries or by Parent or any of its Affiliates (including Merger Sub) immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.
(c)            Conversion of Common Stock.
(i)            Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Per Share Merger Consideration in cash, without interest (the “Merger Consideration”).
(ii)            Subject to Section 2.4(c) with respect to Restricted Shares, all shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates that immediately before the Effective Time represented such shares (the “Certificates”), or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.3.
(d)            Equitable Adjustment.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.2              Redemption of Preferred Stock. Unless the Company has redeemed each share of Series A Preferred Stock as required by Section 6(a) of the COD, the Parent shall cause the Surviving Corporation to redeem, in whole and not in part, each share of Series A Preferred Stock that is issued and outstanding as of the Effective Time in accordance with the terms of the COD.  The Company shall deliver a conditional notice of redemption (the “Redemption Notice”) in accordance with Section 6(c) of the COD not less than 15 days and not more than 60 days before the Company’s best estimation what is expected to be the Closing Date to the holders of record (as of 5:00 pm New York City time on the Business Day (as defined in the COD) preceding the day on which the notice is given) of any Series A Preferred Stock to be redeemed.  The Redemption Notice shall include: (a) the date of the redemption (the “Redemption Date”) set as the first Business Day after the anticipated Closing Date, (b) that all of the Series A Preferred Stock are to be redeemed, (c) the redemption price, calculated in accordance with Section 6(b) of the COD, (d) the place where the Series A Preferred Stock are to be redeemed and shall be presented and surrendered for payment therefor, and (e) that dividends on the shares to be redeemed shall cease to accumulate from and after the date of such redemption.  If it is later determined that the Closing Date is not scheduled to occur on the first Business Day immediately preceding the initial Redemption Date, then the Company shall revoke such notice and promptly issue a new Redemption Notice in accordance with the last sentence of Section 6(c) of the COD which shall be consistent in all material respects with the original Redemption Notice, except to state that the Redemption Date is set as the first Business Day after the then-scheduled Closing Date. The Company will provide a copy of the initial Redemption Notice to Parent at least three Business Days prior to delivering such notice for Parent’s review and comment, which comments will be considered in good faith by the Company. At the Closing, the Parent shall cause the Surviving Corporation to deposit with the Paying Agent (as defined in the COD), funds sufficient to redeem the shares of Series A Preferred Stock as to which the Redemption Notice shall have been given and shall give such Paying Agent instructions and authority to pay the redemption price to the holders of the shares of Series A Preferred Stock to be redeemed upon surrender or deemed surrender in accordance with the COD. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, such redemption of Series A Preferred Stock shall comply in all respects with the COD.
Section 2.3              Surrender of Certificates and Book-Entry Shares.
(a)            Paying Agent.  Not less than ten Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent in form and substance reasonably satisfactory to the Company. Parent shall be responsible for all fees and expenses of the Paying Agent.
(b)            Payment Fund.  At or immediately prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Common Stock, cash or immediately available funds in an amount equal to the aggregate

Per Share Merger Consideration payable in accordance with Section 2.1(c)(i).  Such funds provided to the Paying Agent are referred to as the “Payment Fund.”
(c)            Payment Procedures.
(i)            Letter of Transmittal.  As promptly as practicable but in no event later than three Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates or Book-Entry Shares.
(ii)            Surrender of Shares.  Upon surrender of a Certificate or of a Book-Entry Share for cancellation to the Paying Agent in accordance with the instructions provided by the Paying Agent pursuant to Section 2.3 above, together with a duly executed and completed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Per Share Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate or Book-Entry Share.  Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on the Per Share Merger Consideration payable upon surrender of Certificates or Book-Entry Shares.
(iii)            Unregistered Transferees.  If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.
(iv)            No Other Rights.  Subject to Section 2.4(c) with respect to Restricted Shares, until surrendered in accordance with this Section 2.3(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time that may have been authorized by the Company and that remain unpaid at the Effective Time.  Subject to Section 2.4(c) with respect to Restricted Shares, any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and the shares of Common Stock formerly represented by it.

(d)            Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such affidavit claiming such Certificate is lost, stolen or destroyed, the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.
(e)            No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock and Series A Preferred Stock (to the extent not earlier redeemed as required by Section 6(a) of the COD) that were outstanding immediately before the Effective Time.
(f)            Required Withholding.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986 (the “Code”), or any other applicable state, local or foreign Law.  To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.
(g)            No Liability.  None of Parent, the Surviving Corporation or the Paying Agent (or any of their respective officers, directors, employees, agents or Affiliates) shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.
(h)            Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in (i) obligations of, or guaranteed by, the United States of America, (ii) in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or (iii) in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets.  Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Per Share Merger Consideration payable to former stockholders of the Company, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the former stockholders of the Company in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i)            Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand.  Thereafter, any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall look only to Parent for, and Parent shall remain liable for, payment of the applicable Per Share Merger Consideration pursuant to the terms of this Article II, subject to any applicable abandoned property, escheat or similar Law.
Section 2.4              Treatment of Equity Awards.
(a)            Except as otherwise set forth in Section 2.4(a) of the Company Disclosure Letter, each option, including performance options, to acquire shares of Common Stock (each, a “Company Option”) that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be cancelled and converted at the Effective Time into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, that is equal to the excess, if any, of the Per Share Merger Consideration over the per share exercise or purchase price of the applicable Company Option (the “Exercise Price”), multiplied by the aggregate number of shares of Common Stock in respect of such Company Option immediately before the Effective Time, which amount will vest and be payable, (i) with respect to Company Options that are not vested in accordance with their terms at the Effective Time, in each case, subject to the applicable holder’s continued employment through the applicable vesting date, on the earlier of (A) the twelve-month anniversary of the date that the Effective Time occurs (or the next payroll date following such anniversary) and (B) the next payroll date following the date on which such Company Option would have otherwise vested in accordance with its terms and (ii) with respect to Company Options vested as of the Effective Time in accordance with their terms, at the Effective Time, and in all cases, without any interest for the period from the Effective Time until such date (with respect to each Company Option, such applicable date, the “Option Payment Date”) (for the sake of clarity, the payment in respect of each Company Option that is already vested as of the Effective Time shall be paid at the Effective Time); provided, that if the employment with Parent and its Affiliates of a holder of Company Options is, prior to the applicable Option Payment Date, terminated (x) by Parent or any of its Affiliates (including the Company) for any reason other than “Cause” or (y) by such holder for “Good Reason,” as such terms are defined on Section 5.7(c) of the Company Disclosure Letter, then the payment described in this Section 2.4(a) shall be accelerated to the next practicable payroll date after the date of such termination. If the Exercise Price of a Company Option is equal to or exceeds the Per Share Merger Consideration, such Company Option shall be cancelled and terminated at the Effective Time without payment or consideration therefor and the holder of such Company Option shall have no rights whatsoever with respect thereto.
(b)            Except as otherwise set forth in Section 2.4(b) of the Company Disclosure Letter, each share of restricted Common Stock, including performance shares (each, a “Restricted Share”), that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be cancelled and converted into the right to receive the Per Share Merger Consideration in cash, without interest, which amount will vest and be payable, (i) with respect to Restricted Shares that are not vested in accordance with their terms at the Effective Time, in each case, subject to the applicable holder’s continued employment through the applicable vesting date, on the earlier of (A) the twelve-month anniversary of the date that the Effective Time occurs (or the next payroll date following such anniversary) and (B) the next payroll date following the date on which such Restricted Share would have otherwise vested in accordance with its terms and (ii) with respect to any Restricted Share vested as of the Effective Time in accordance with its terms, at the Effective Time, and in all cases, without any interest for the period from the Effective Time until such date (with respect to each Restricted Share, such applicable date, the “RS Payment Date”) (for the sake of clarity, the payment in respect of each Restricted Share that is already vested as of the Effective Time shall be paid at the Effective Time); provided, that if the employment with Parent and its Affiliates of a holder of Restricted Shares is, prior to the applicable RS Payment Date, terminated (x) by Parent or any of its Affiliates (including the Company) for any reason other than “Cause” or (y) by such holder for “Good Reason,” as such terms are defined on Section 5.7(c) of the Company Disclosure Letter, then the payment described in this Section 2.4(b) shall be accelerated to the next practicable payroll date after the date of such termination (the “Converted Restricted Share Award”).
(c)            In addition to the payments made pursuant to this Section 2.4, Parent shall pay all accrued dividends and other distributions (including dividend equivalents) as of the date of this Agreement without interest in respect of each Restricted Share with a record date prior to the Effective Time that have been authorized by the Company and that remain unpaid at the Effective Time as set forth in, and not in excess of the amounts set forth in, Section 2.4(c) of the Company Disclosure Letter. Such payments shall be made to the holders thereof simultaneously with the payments made in respect of the Converted Restricted Share Awards pursuant to Section 2.4(b).
(d)            Without limiting the generality of Section 2.3(d), any payments made pursuant to this Section 2.4 shall be paid by the Surviving Corporation and/or Parent by check or direct deposit.  Such amounts shall be reduced by any withholding required under (i) the Code, (ii) any applicable state, local or foreign Tax Law, and (iii) any other applicable Law. To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the holder of the applicable award, as applicable, for all purposes under this Agreement.
(e)            At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 2.4.

Section 2.5              Dissenting Shares.
(a)            Notwithstanding any provision of this Agreement to the contrary, any shares of Common Stock outstanding immediately prior to the Effective Time for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) is entitled to demand and has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1.  At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL.
(b)            Notwithstanding the provisions of Section 2.5(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then such holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate or Book-Entry Share formerly representing such shares in accordance with Section 2.3.
(c)            The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Common Stock, attempted withdrawals of such demands and any other related instrument or notice served on the Company under the DGCL and (ii) the right to participate in and, at Parent’s election and expense, direct all negotiations and proceedings with respect to such demands for appraisal.  The Company shall not (or cause or permit any Person on its behalf to) offer to make or make any payment or settle, compromise, or offer to settle or compromise, or otherwise negotiate with respect to any such demands for appraisal without the prior written consent of Parent.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as (i) set forth in the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face (other than matters required to be disclosed on Section 3.6, Section 3.12(b) or Section 5.1 of the Company Disclosure Letter, which matters shall only be qualified by specific disclosure in the corresponding section of the Company Disclosure Letter) or (ii) disclosed in any of the Company SEC Reports filed or furnished and publicly available prior to the date of this Agreement (excluding all disclosures in any “Risk Factors,” “Disclosure Regarding Forward Looking Statements” or “Quantitative and Qualitative Disclosures about Market Risk” sections to the extent such disclosures are prospective or forward-looking) (provided, that nothing disclosed in the Company SEC Reports shall be deemed to be a qualification of, or modification to, the representations and warranties set forth in Section 3.6, Section 3.12(b), Section 3.23, Section 3.31 and Section 3.32), the Company represents and warrants to Parent and Merger Sub that:
Section 3.1              Organization and Power.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  The Company has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.  Each of the Company’s Subsidiaries has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.2              Organizational Documents.  The Company has made available to Parent true and complete copies of (a) the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”) and (b) the certificate of incorporation, bylaws or equivalent organizational documents of each of the “significant subsidiaries” of the Company (as defined in Rule 1-02 of Regulation S-X) as in effect on the date of this Agreement.
Section 3.3              Governmental Authorizations.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.2 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or registration or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”), other than:
(a)            the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;
(b)            the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”);
(c)            any other filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) or state securities Laws or “blue sky” Laws;

(d)            compliance with the NYSE rules and regulations;
(e)            the pre-merger notification required under the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);
(f)            compliance with the notice requirements of the Centers for Medicare and Medicaid Services (“CMS”) applicable to the transactions contemplated by this Agreement (the “CMS Notice Requirements”);
(g)            approvals, consents, exemptions, filings and/or notices required by federal and state insurance departments, departments of health and/or other Governmental Authorities having jurisdiction with respect to the Governmental Authorizations or the Company or any of its Subsidiaries as set forth on Section 3.3(g) of the Company Disclosure Letter; and
(h)            such other Governmental Authorizations, where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.4              Corporate Authorization.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Company has all necessary corporate power and authority to enter into this Agreement and, subject to the receipt of the Requisite Company Vote, to consummate the transactions contemplated by this Agreement.  The Company Board at a meeting duly called and held has unanimously (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (d) recommended to the stockholders of the Company that they adopt this Agreement.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct and the Requisite Company Vote is received, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company.  This Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).
Section 3.5              Non-Contravention.  The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of (i) the Company Organizational Documents or (ii) the comparable organizational or governing documents of any of the Subsidiaries of the Company, (b) assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, contravene or conflict with, or result in any material violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any Company Assets are bound, assuming that all Governmental Authorizations described in Section 3.3 have been obtained or made, (c) result in any violation, termination, acceleration of any material obligation, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) or require any notice or consent under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any Company Assets are bound or (d) result in the creation of any Liens (other than Permitted Liens) upon any of the Company Assets, except, in the case of clauses (a)(ii), (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.6              Capitalization.
(a)            As of November 15, 2016, the Company’s authorized capital stock consists solely of (i) 400,000,000 shares of Voting Common Stock, (ii) 60,000,000 shares of Non-Voting Common Stock and (iii) 40,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), 3,000,000 shares of which have been designated Series A Mandatorily Redeemable Preferred Shares, par value $0.01 per share (the “Series A Preferred Stock”).  As of November 15, 2016, (A) 56,607,026 shares of Voting Common Stock were issued and outstanding (not including Restricted Shares), (B) no shares of Non-Voting Common Stock were issued and outstanding, and (C) 1,600,000 shares of Series A Preferred Stock were issued and outstanding.  As of November 15, 2016, (X) 2,163,117 Restricted Shares were issued and outstanding (based on achievement of all applicable performance goals at maximum levels), and (Y) 4,079,783 shares of Common Stock were issuable pursuant to outstanding Company Options (including both vested and unvested Company Options) with a weighted average per share exercise price of $6.89.
(b)            Except as set forth in Section 3.6(a) and for the Convertible Notes, as of November 15, 2016, there are no: (i) shares of capital stock or other equity interests or voting securities of the Company that are issued or outstanding; (ii) outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, the Company; (iii) profits interests or outstanding shares of stock appreciation rights, phantom stock or securities or rights pursuant to which the Company is obligated to make payments based on or expressly linked to the value of any capital stock of, or other Securities in, the Company (the “Equity Linked Securities”), (iv) outstanding options, calls, warrants, preemptive rights or other rights to acquire from the Company, or that obligate the Company to issue, transfer, sell or deliver any Equity Linked Securities or any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable into or exercisable for shares of capital stock of, or other equity or voting interest in, the Company or Equity Linked Securities; or (v) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other Contract relating to any capital stock of, or other equity or voting interest in, the Company or any Equity Linked Securities (the items in clauses (i), (ii), (iii), (iv) and (v), the “Securities”). Since November 15, 2016, the Company has not issued any Securities other than as would be permitted in the period following the date of this Agreement in accordance with Sections 5.1(c) and (d), assuming this Agreement was in effect as of such date.
(c)            All outstanding shares of Common Stock and Series A Preferred Stock have been duly authorized and are validly issued, fully paid and non-assessable and not subject to any pre-emptive rights.
(d)            Each outstanding share of capital stock or other equity interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable, in each case, to the extent such concepts are applicable to such capital stock or other equity interest, and not subject to any pre-emptive rights.
(e)            Except as set forth in this Section 3.6 or in the COD, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Common Stock or Series A Preferred Stock or other capital stock or other equity interest of any Subsidiary of the Company.
(f)            There are no voting agreements, stockholder agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that entitle the holder of such instruments of indebtedness to vote together with stockholders of the Company on any matters with respect to the Company or any Subsidiary.
(g)            Section 3.6(g) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, as of the date of this Agreement, hold Company Options or Restricted Shares, indicating, with respect to each such holder, the type of award granted, the number of shares of Common Stock subject to such award, the exercise price of each Company Option, date of grant and vesting schedule.
Section 3.7              Subsidiaries.  Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens).  The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other Securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company.  No Subsidiary of the Company owns any shares of capital stock or other Securities of the Company. Section 3.7 of the Company Disclosure Letter sets forth each of the Subsidiaries of the Company existing as of the date of this Agreement.  Each of the Subsidiaries of the Company is, directly or indirectly, wholly owned by the Company. Neither the Company nor its Subsidiaries has any Contract pursuant to which it is obligated to make any investment (in the form of a loan, capital contribution or otherwise) in any Person (other than the Company with respect to its Subsidiaries).
Section 3.8              Voting.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.
Section 3.9              SEC Reports.  The Company has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all Company SEC Reports.  The Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Law and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading in any material respect.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC. As of the date of this Agreement, there are no material outstanding or unresolved comments from the SEC with respect to the Company SEC Reports.
Section 3.10           Financial Statements; Internal Controls.
(a)            The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included in the Company SEC Reports:
(i)            complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;
(ii)            were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and
(iii)            fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the absence of notes in each case, which are not material).
(b)            The Company maintains, and has maintained since January 1, 2014, disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably designed and effective to ensure that all information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officers by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officers to such information required to be included in the Company’s periodic reports required under the Exchange Act.  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied and (ii) that transactions are executed only in accordance with management’s general or specific authorization. From January 1, 2014 until the date of this Agreement, the Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officers prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (B) any fraud or bona fide allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company internal controls, in each case, if any (any such disclosures, the “Internal Controls Disclosures”).  The Company has made available to Parent copies of any Internal Controls Disclosures. Since January 1, 2014, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries, or their respective internal accounting controls.
(c)            There are no off-balance sheet arrangements to which the Company or any of its Subsidiaries is a party of any type required to be disclosed in the Company SEC Reports pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Reports.
Section 3.11           Undisclosed Liabilities.  Except as set forth in Section 3.11 of the Company Disclosure Letter, there are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries that are required to be recorded or reflected on a balance sheet prepared in accordance with GAAP, of the Company or any of its Subsidiaries, other than:
(a)            Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2016 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;

(b)            Liabilities incurred since the Balance Sheet Date in the ordinary course of business (none of which is a Liability for tort or environmental liability);
(c)            Liabilities incurred (i) in connection with the transactions contemplated by this Agreement or (ii) as expressly permitted or contemplated by this Agreement;
(d)            Liabilities under the terms of any Contracts of the Company or any of its Subsidiaries (excluding any Liabilities arising from breaches by the Company or its Subsidiaries of any such Contracts) incurred following the date of this Agreement; and
(e)            Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.12           Absence of Certain Changes.  Except as otherwise expressly contemplated or required by this Agreement, or as set forth in Section 3.12 of the Company Disclosure Letter, (a) since the Balance Sheet Date to the date of this Agreement the business of the Company and each of its Subsidiaries has been conducted, in all material respects, in the ordinary course of business, (b) since the Balance Sheet Date there has not been any Company Material Adverse Effect and (c) since the Balance Sheet Date to the date of this Agreement the Company has not taken or agreed to take any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (b), (d), (e), (f), (h), (i), (j) or (k) of Section 5.1.
Section 3.13           Litigation.  There are (a) no legal actions, claims, demands, arbitrations, hearings, charges, complaints, sanctions investigations, examinations, indictments, litigations, audits, suits, or other civil, criminal, administrative, enforcement action or investigative proceedings by or before a Governmental Authority (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Company Assets that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and (b) no Orders outstanding against the Company or any of its Subsidiaries or any Company Assets that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
Section 3.14           Material Contracts.
(a)            Section 3.14 of the Company Disclosure Letter sets forth a list of each of the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party (each, a “Material Contract”):
(i)            each Contract filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on March 10, 2016 or disclosed by the Company in a Company SEC Report since

March 10, 2016 and before the date of this Agreement (in each case, other than any Company Benefit Plan);
(ii)            each Contract (A) not to (or otherwise restricting or limiting the ability of the Company or any of its Affiliates to) compete in any material line of business or geographic area, (B) to materially restrict the ability of the Company or any of its Affiliates to conduct business in any geographic area, (C) containing “most favored nation” pricing provisions from the Company or any of its Subsidiaries with any Third Party or (D) granting exclusive rights, rights of first refusal, rights of first negotiation or offer or similar rights to any Third Party, with respect to each of the foregoing clauses (C) and (D), that are material to the Company and its Subsidiaries, taken as a whole;
(iii)           each Contract (other than any Company Benefit Plan and any Contracts with Providers) providing for or resulting in payments by the Company or any of its Subsidiaries that exceeded $250,000 in the calendar year ended December 31, 2015;
(iv)          all (A) material Contracts with CMS or with any other Governmental Authority relating to a federal or state Health Care Program, including any agreements relating to the Medicare Shared Savings Program or the Next Generation ACO Model and (B) settlement agreements and corporate integrity agreements, in the case of each of clauses (A) and (B), with CMS or any federal or state Health Care Program with material outstanding obligations (other than confidentiality obligations);
(v)            all material Contracts with any state insurance department;
(vi)          all Contracts granting to any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material Company Assets;
(vii)         all material Contracts for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;
(viii)       all ACO, partnership, joint venture or other similar Contracts (other than, for the avoidance of doubt, those with any Person wholly owned, directly or indirectly, by the Company);
(ix)           any Contract with any director, officer or stockholder of the Company or any Subsidiary that is required to be described under Item 404 of Regulation S-K of the SEC in the Company SEC Reports;
(x)            any settlement, conciliation or similar agreement with any Person involving the settlement of any Legal Action with respect to which (A) any material amount remains unpaid or (B) the Company or any of its Subsidiaries remains subject to any material obligation (other than confidentiality and ordinary course obligations);
(xi)           any Contract relating to indebtedness for (A) borrowed money or (B) the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except, in either case, any such agreement with an aggregate outstanding principal amount not exceeding $500,000;
(xii)         any Contract for the disposition or acquisition by the Company or any of its Subsidiaries of any business or any assets or Securities of any Person with a purchase price in excess of $2,500,000 (in each case, whether by merger, sale of stock, sale of assets or otherwise) with material obligations (other than confidentiality obligations) remaining to be performed;
(xiii)        any material Contract with a Material Business Partner;
(xiv)        any material reinsurance Contract with a Third Party;
(xv)         any pharmacy benefit management agreement; and
(xvi)        to the extent not set forth in Section 3.14(a) of the Company Disclosure Letter pursuant to another subsection of this Section 3.14(a), all material agreements with any Governmental Authority.
(b)            A true and complete copy of each Material Contract (including any amendments thereto) entered into prior to the date of this Agreement has been made available to Parent prior to the date of this Agreement.  Each Material Contract is a valid and binding agreement of the Company or its applicable Subsidiary, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company or such Subsidiary nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, and (ii) as of the date of this Agreement, no party under any Material Contract has given written notice of its intent to terminate or otherwise seek a material amendment to such Material Contract.
Section 3.15           Benefit Plans.
(a)            Section 3.15(a) of the Company Disclosure Letter lists all material Company Benefit Plans; provided, however, that the parties agree that the Company shall not be required to schedule those employment agreements for which the annual base compensation does not exceed $200,000.  For purposes of this Agreement a “Company Benefit Plan” is, whether or not written, (i) any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any compensation, stock purchase, stock option, equity or equity-based compensation, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other employee benefit plan, agreement, program or policy, whether or not subject to ERISA, (iii) any other plan, agreement, program or policy providing employee benefits or compensation, including, any vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, workers’ compensation, supplemental unemployment benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits) or (iv) any material loan to or for the benefit of an officer of the Company or any of its Subsidiaries, in each case (A) under which any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries has any right to benefits or (B) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions or with respect to which the Company or any of its Subsidiaries has any Liability.
(b)            With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document and any amendments thereto, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules) and tax return on Form 990, (iv) the most recent annual audited financial statements and opinion, (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”), (vi) any related trust or funding agreements or insurance policies and (vii) copies of material notices, letters or other correspondence from the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority.
(c)            Neither the Company nor any of its Subsidiaries or ERISA Affiliates maintains, sponsors, administers or contributes to (or is required to sponsor, maintain, administer or contribute to), or has within the preceding six years maintained, sponsored or contributed to, or has any Liability under or with respect to, (i) any employee benefit plan subject to Section 412 or Section 430 of the Code or Title IV of ERISA, (ii) any multiemployer plan (as defined in Section 3(37) of ERISA), or (iii) any multiple employer plan (within the meaning of Section 210 of ERISA or Section 413(c) of the Code). Neither the Company nor any of its Subsidiaries has any Liability as a result of any time being considered a single employer with any other Person under Section 414 of the Code.
(d)            Each Company Benefit Plan has been established, funded and maintained in compliance with ERISA, the Code and other applicable Law in all material respects and no event has occurred and, to the Knowledge of the Company, no condition exists, that has subjected, or would reasonably be expected to subject, the Company or any of its Subsidiaries to any material Tax, fine, lien, penalty or other Liability imposed by ERISA, the Code or any other applicable Law with respect to the Company Benefit Plans.  With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination or opinion letter has been issued by the IRS with respect to such qualification under which the Company is currently entitled to rely upon, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not, individually or in the aggregate, reasonably be expected to result in material Damages to the Company and its Subsidiaries, taken as a whole, no event has occurred since the date of such qualification or exemption that would reasonably be expected to adversely affect such qualification or exemption.
(e)            Neither the Company nor any of its Subsidiaries has any current or reasonably foreseeable Liability with respect to, and no Company Benefit Plan provides, health, medical, life insurance or death benefits to current or former employees or other individual service providers of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or other individual service providers or their dependents.
(f)            The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in combination with another event) (i) result in any payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, (ii) increase any compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting of any compensation or benefits or forgiveness of indebtedness with respect to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries under any Company Benefit Plan or (v) give rise to the payment of any amount or provision of any benefits that would not be deductible pursuant to Section 280G of the Code or that would be subject to the excise tax under Section 4999 of the Code.
(g)            No current or former employee, director or independent contractor of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any taxes imposed under Section 4999 or 409A of the Code or interest or penalty related thereto.
(h)            There are no pending, or, to the Knowledge of the Company, threatened, material claims, investigations, audits or litigation against or involving any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries.
(i)            The Company and its Subsidiaries have no material liability by reason of an individual who performs or performed services for the Company or its Subsidiaries in any capacity being improperly excluded from participating in a Company

Benefit Plan or any individual improperly being eligible to participate in any Company Benefit Plan.
Section 3.16           Labor Relations.
(a)            No employee of the Company or any of its Subsidiaries is, or has been since January 1, 2014, represented by a union, works counsel, or other labor organization and, to the Knowledge of the Company, no union organizing efforts have, since January 1, 2014, occurred among employees.  Neither the Company nor any of its Subsidiaries is a party to or bound by, and is not currently negotiating any entry into, any collective bargaining agreement or other Contract with a union, works council, or labor organization.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no strike, picket, work stoppage, work slowdown or other organized labor dispute exists, or has occurred since January 1, 2014, in respect of the Company or any of its Subsidiaries.
(b)            Each of the Company and its Subsidiaries is, and since January 1, 2014 has been, in compliance in all material respects with all applicable Law relating to the employment of labor, including all applicable Law relating to wages, hours, collective bargaining, employment discrimination, immigration, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes.  Except as would not result in material Damages to the Company or any of its Subsidiaries: (i) the Company and each of its Subsidiaries has paid all wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation which have come due and payable to its current and former employees and independent contractors under applicable Law, Contract or company policy; and (ii) neither the Company nor any of its Subsidiaries is liable for any fines, taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.  Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local Law that remains unsatisfied.
(c)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or its Subsidiaries, taken as a whole, since January 1, 2014, none of the Company or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in the WARN Act) or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.
Section 3.17           Taxes.
(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account all applicable extensions), and all such Tax Returns are true, complete and correct in all material respects, (ii) each of the Company and its Subsidiaries has fully and timely paid (or has had paid on its behalf) all material Taxes (whether or not shown to be due on the Tax Returns referred to in clause (i) of this Section 3.17(a)) owed by it, (iii) there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, any material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, (iv) no audit is pending or threatened in writing with respect to any material Taxes due from or with respect to the Company or any of its Subsidiaries, (v) all deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid or settled, (vi) each of the Company and its Subsidiaries has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 or 361 of the Code, (vii) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than as a result of being a member of a consolidated, affiliated or unitary tax group the parent of which is the Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, in each case, by reason of assumption or operation of Law, (viii) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification allocation, sharing or similar agreement (excluding any agreement where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement a primary purpose of which is not Tax sharing or indemnification), other than any such agreement solely among the Company or one or more of its Subsidiaries, (ix) neither the Company nor any of its Subsidiaries has entered into any “listed transaction” as defined under Treasury Regulation Section 1.6011-4, (x) neither the Company nor any of its Subsidiaries has, within the three years preceding the date of this Agreement, (A) been a member of an affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated, combined, or unitary Tax Return (other than a group the common parent of which was the Company) or (B) received a written claim from a taxing authority in a jurisdiction where the Company or any its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries, as applicable, is or may be subject to Tax by such jurisdiction, and (xi) each of the Company and its Subsidiaries has timely withheld and paid all material amounts of Taxes required to have been withheld and paid by it.
(b)            Except as has not had, or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting adopted prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) any intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state or local income Tax law), (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any prepaid amounts received prior to the Closing Date, (v) a “closing agreement” as described in Section 7121 of the Code (or similar analogous Tax

Law) executed on or prior to the Closing Date, or (vi) any election made under Section 108(i) of the Code prior to the Closing.
(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Balance Sheet Date to the date of this Agreement, there has not been, with respect to the Company or the Subsidiaries, (i) a change in or adoption of any material method of Tax accounting, (ii) change, revocation or filing of any material Tax election, (iii) filing of a material amended Tax Return, (iv) settlement of any material Tax claim or assessment, (v) written surrender of any right to claim a material refund of Taxes, (vi) consent to (or request for) any extension or waiver of the limitation period applicable to any material Tax claim or assessment, (vii) any closing agreement entered into with a taxing authority, or (viii) any other action that may have a material impact on the Company’s or any of its Subsidiaries’ Tax assets or liabilities.
Section 3.18           Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries comply, and have complied since January 1, 2014, with all applicable Environmental Laws, (b) the Company and its Subsidiaries possess and have possessed, since January 1, 2014, all Permits required under Environmental Laws necessary for their respective operations, and are in compliance with such Permits and all such Permits are in full force and effect, (c) no Legal Action relating to, arising under or pursuant to Environmental Laws is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, (d) to the Knowledge of the Company, there has been no release of or exposure to any Hazardous Substance (and no condition exists on any property owned or operated by the Company and its Subsidiaries) which has given rise to, or would reasonably be expected to give rise to, any Liability relating to environmental or Hazardous Substances matters or Environmental Laws, and (e) the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereunder by the Company, does not and will not require any Governmental Authorizations under any Environmental Laws.
Section 3.19           Intellectual Property.
(a)            As of the Effective Time, each of the Company and its Subsidiaries (i) owns and exclusively possesses, (ii) is licensed to use, pursuant to valid, enforceable and binding Contracts, or (iii) otherwise has the right to use all Intellectual Property used, held for use or necessary for the operation of the business of the Company and its Subsidiaries (collectively, the “Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Section 3.19(a) of the Company Disclosure Letter sets forth a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is registered, issued or the subject of a pending application for registration.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the execution, delivery and performance of this Agreement by the

Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not encumber, impair or extinguish any of the Company Intellectual Property.
(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) none of the Intellectual Property owned by the Company or any of its Subsidiaries (A) has been adjudged invalid or unenforceable in whole or in part, or (B) is the subject of any pending or threatened (in writing) cancellation or reexamination proceeding or any other proceeding challenging its ownership, registrability, validity and enforceability, and (ii) to the Knowledge of the Company, all Intellectual Property owned by the Company or any of its Subsidiaries is valid and enforceable.  There exist no material contractual restrictions on the disclosure, use, license or transfer of the Company’s and its applicable Subsidiaries’ rights in any Company Intellectual Property.
(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not infringe upon, misappropriate or otherwise violate, and has not, since January 1, 2014 infringed upon, misappropriated, or otherwise violated, the Intellectual Property rights of any Person and (ii) no claim is pending, asserted in writing, or to the Knowledge of the Company, made or threatened against the Company or any of its Subsidiaries that the conduct of the business of the Company and its Subsidiaries infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any Person.  To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating, or has, since January 1, 2014, infringed upon, misappropriated, or otherwise violated, any Intellectual Property owned by the Company or any of its Subsidiaries.
(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain and protect the confidentiality of all Company Intellectual Property that is material to the business of the Company and its Subsidiaries and the value of which is contingent upon maintaining the confidentiality thereof.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company Intellectual Property that is material to the business of the Company and its Subsidiaries and the value of which is contingent upon maintaining the confidentiality thereof, has been disclosed other than to third parties that are bound by customary, written confidentiality agreements entered into in the ordinary course of business consistent with past practice and that are, to the Knowledge of the Company, valid and enforceable.
Section 3.20           Real Property; Personal Property.
(a)            Section 3.20(a) of the Company Disclosure Letter sets forth the address of each Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or impair in any material respect the Company’s or its Subsidiaries’ continued operations in the ordinary course of business, (i) the Company and its Subsidiaries have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all Real Property (including all buildings, fixtures and other improvements thereto) used or intended to be used in, or otherwise related to, the business of the Company and its Subsidiaries and (ii) the ownership of or leasehold interest in any such property is not subject to any Lien (except in all cases for Permitted Liens).
(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or otherwise impair in any material respect the Company’s or its Subsidiaries’ continued operations in the ordinary course of business, (i) each of the leases, subleases and other agreements under which the Company or any of its Subsidiaries use or occupy or have the right to use or occupy, now or in the future, any real property (the “Real Property Leases”) is legal, valid and binding (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles), (ii) no termination event, breach or condition or uncured default on the part of the Company or its Subsidiaries exists under any Real Property Lease, (iii) neither the Company nor any of its Subsidiaries has subleased or licensed any Real Property Lease to any other Person and (iv) neither the Company nor any of its Subsidiaries has collaterally assigned or granted any security interest (other than a Permitted Lien) in such Real Property Lease or any interest therein.
(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all Company Assets and (ii) none of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such Company Assets is subject to any Liens (except in all cases for Permitted Liens).
Section 3.21           Permits; Compliance with Law.
(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective business as it is now being conducted (collectively, the “Company Permits”). All such Company Permits are in full force and effect in all material respects and no suspension or cancellation of any of the material Company Permits is pending or, to the Knowledge of the Company, has been threatened in writing against the Company or any of its Subsidiaries.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has at all times since January 1, 2014 been in compliance with (i) all Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound and (ii) all Laws applicable to, and the terms and conditions of, any Company Permits.
(c)            No representation is made under this Section 3.21 with respect to regulatory matters, which matters are exclusively addressed in Section 3.22.
Section 3.22           Regulatory Matters.
(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries currently conduct, and have at all times since January 1, 2014 conducted, their respective businesses in compliance with all Health Care Laws applicable to their respective operations, activities or services and any Orders to which they are a party or are subject, including any settlement agreements or corporate integrity agreements, (ii) except for routine matters arising in the ordinary course of business, since January 1, 2014, none of the Company or any of its Subsidiaries has received any written notice, citation, suspension, revocation, limitation, warning, or request for repayment or refund issued by a Governmental Authority that alleges or asserts that the Company or any of its Subsidiaries has violated any Health Care Laws or which requires or seeks to adjust, modify or alter the Company’s or any of its Subsidiaries’ operations, activities, services or financial condition that has not been fully and finally resolved to the Governmental Authority’s satisfaction without further liability to the Company and its Subsidiaries, (iii) except for the Contracts described in Section 3.14(a)(iv) or Section 3.14(a)(x), from January 1, 2014 until the date of this Agreement, neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any applicable Health Care Law with material obligations (other than confidentiality obligations) remaining to be performed, and (iv) there are no restrictions imposed by any Governmental Authority upon the Company’s or any of its Subsidiaries’ business, activities or services that would restrict or prevent the Company or any of its Subsidiaries from operating as it currently operates.
(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries, all of their respective directors, officers, agents and employees, are in compliance with, and the Company and each of its Subsidiaries have compliance programs including policies and procedures reasonably designed to cause the Company and its Subsidiaries and their respective directors, officers, agents and employees to be in compliance with, to the extent applicable, all Health Care Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Governmental Authority or Health Care Program has imposed a fine, penalty or other sanction on the Company or its Subsidiaries. Since January 1, 2014, except as would not, individually or in the aggregate, reasonably be expected to have a

Company Material Adverse Effect, none of the Company, its Subsidiaries, or any officers, directors, agents and employees of the Company or its Subsidiaries has been (i) excluded, suspended or debarred from participation in any Health Care Program, or (ii) party to or subject to any action or proceeding concerning any of the matters described in the foregoing clause (i).
(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company’s insurance and health maintenance Subsidiaries meets the requirements for participation in the provision of services to, and the receipt of payment from, the respective Health Care Programs in which it participates, is a party to one or more valid agreements with CMS or any state Governmental Authority authorizing such participation and is in compliance with the terms of such agreements. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has, for itself or for any Third Party, submitted or caused to be submitted to a Governmental Authority a knowingly false or knowingly fraudulent claim for payment.
(d)            Neither the Company nor any of its Subsidiaries is the subject of any material Legal Actions, or to the Knowledge of the Company, material investigations, audits or focused reviews by a Governmental Authority regarding its compliance with applicable Health Care Laws.
(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, the Company and each of its Subsidiaries has timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, including, to the extent required under applicable Law, with respect to premium rates, rating plans, policy terms and other terms established or used by the Company or any of its Subsidiaries, together with any amendments required to be made with respect thereto, that the Company and each of its Subsidiaries were required to file with any Governmental Authority to the extent relating to Health Care Laws, including CMS, state insurance departments, state departments of health, other applicable state Medicaid authorities, and any other federal and state agencies with jurisdiction over the Health Care Programs and including filings that it was required to file under the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152), with respect to its respective business activities and services.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all such regulatory filings complied with applicable Laws and Orders.
(f)            Since January 1, 2014, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries and, to the Knowledge of the Company, each authorized broker, producer, consultant, agent, field marketing organization, or third-party service provider to the extent acting on behalf of the Company and each of its Subsidiaries has marketed, administered, sold and issued insurance and health care benefit products with respect to the Company’s and its Subsidiaries’ business activities and services in compliance with all applicable Health Care Laws, including specifically applicable Laws that relate to the compensation of such persons and the licensing of Persons to sell health insurance and health care benefit products.
(g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries comply with all applicable Laws related to the Medicare Advantage Program, also known as “Medicare Part C”, and Medicare Prescription Drug Benefit Programs, also known as “Medicare Part D”.
(h)            The Company and each of its Subsidiaries has established and implemented programs, procedures, Contracts and systems reasonably designed to comply in all material respects with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), the regulations set forth at 45 CFR Parts 160 and 164 and any other state or federal Laws applicable to the business of the Company or its Subsidiaries that govern privacy, security, integrity, accuracy, transmission, breach notification or storage of personally identifiable information relating to individuals (collectively, the “Privacy Laws”). The Company and each of its Subsidiaries is, and have been at all times since January 1, 2014, in compliance in all material respects with the applicable Privacy Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to data collection, use, privacy, protection and security, the Company and its Subsidiaries have complied with all of the Company’s or its Subsidiaries’ customer-facing policies, respectively.  Except as set forth on Section 3.22(h) of the Company Disclosure Letter, to the Knowledge of the Company, since January 1, 2014, neither the Company nor any of its Subsidiaries has experienced any material incident in which confidential or sensitive information, payment card data, personally identifiable information or other protected information relating to individuals was or may have been stolen or improperly accessed, used or disclosed, including any breach of security or “breach” as defined at 45 CFR §164.402.
(i)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any of their directors, officers, agents, or employees, in their individual capacities, has directly or indirectly made or offered to make any contribution, gift, bribe, rebate, payoff, influence payment or kickback to any Person, regardless of form: (i) in violation of the federal Anti-Kickback Statute, 42 U.S.C. §1320a-7b(b), the federal physician self-referral law, 42 U.S.C. §1395nn, or any similar state Laws; or (ii) to obtain or maintain favorable treatment in securing business in violation of any applicable Health Care Law.
(j)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company’s Subsidiaries that are ACOs participating in the Medicare Shared Savings Program (“MSSP ACOs”), and all of the arrangements that each such MSSP ACO has with its participants, provider/suppliers, and other entities, (A) qualifies for the protection of, and complies in all material respects with the terms and conditions of, the federal fraud and abuse waivers at 80 Fed. Reg. 66726 et seq. (Oct. 29, 2015), and (B) qualifies for the protection of, and complies in all material respects with the terms and conditions of, the antitrust safety zone jointly adopted by the Federal Trade Commission and the United States Department of Justice, appearing at 76 Fed. Reg. 67026 et seq. (Oct. 28, 2011).
Section 3.23           Takeover Statutes.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Company Board has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement.  There is no shareholder rights plan, “poison pill” anti-takeover plan or other similar plan, device or arrangement to which the Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any capital stock of the Company or any of its Subsidiaries.
Section 3.24           Transactions with Affiliates.  Other than rights to receive Merger Consideration, there are no transactions, arrangements or Contracts between the Company or any Subsidiary of the Company, on the one hand, and any Affiliate of the Company (other than the Company’s wholly owned Subsidiaries), on the other hand, that are required to be described under Item 404 of Regulation S-K of the SEC in the Company SEC Reports, which are not described therein.
Section 3.25           Insurance. The Company and its Subsidiaries are covered by valid and currently effective insurance policies and all premiums payable under such policies have been duly paid to date.  As of the date of this Agreement, none of the Company or any of its Subsidiaries have received any written notice of default or cancellation of any such policy.  All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by or on behalf of the Company or any of its Subsidiaries (“Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain Insurance Policies that, individually or in the aggregate, are not reasonably be expected to have a Company Material Adverse Effect.
Section 3.26           Insurance Reports. The Company and each of its Subsidiaries through which the Company conducts insurance operations is listed in Section 3.26 of the Company Disclosure Letter (the “Insurance Entities”).  Since January 1, 2014, each of the Insurance Entities has timely filed all annual and quarterly statements, together with all material exhibits, interrogatories, notes, schedules and any actuarial opinions, affirmations or certifications or other supporting documents in connection therewith, in each case required to be filed by the Company or any such Subsidiary with or submitted by the Company or any such Subsidiary to the appropriate insurance regulatory authorities of the jurisdiction in which it is domiciled or commercially domiciled on forms prescribed or permitted by such authority (collectively, the “SAP Statements”). The Company has delivered or made available to Parent copies of all such annual SAP Statements for the periods beginning January 1, 2014 and through the date hereof, each in the form (including exhibits, annexes and any amendments thereto) filed with state insurance regulatory authorities and true and complete copies of all examination reports of insurance departments and any insurance regulatory authorities received by the Company on or after January 1, 2014 and through the date hereof relating to the Insurance Entities. The financial statements included in SAP Statements and prepared on a statutory accounting basis, including the notes thereto, were prepared in all material respects in conformity with SAP prescribed or permitted by the applicable state insurance regulatory authority, in each case, consistently applied for the periods covered thereby (except as may be indicated in the notes to those financial statements) and fairly present in all material respects the statutory financial position of the relevant Insurance Entity as at the respective dates thereof and the results of operations of such Insurance Entity for the respective periods then ended. SAP Statements complied in all material respects with all applicable Law when filed. No material deficiency has been asserted to the Insurance Entities by any Governmental Authority with respect to any SAP Statements.  Except as indicated therein, all assets that are reflected as admitted assets on SAP Statements have been calculated and presented in compliance in all material respects with all applicable Law (including the filing of any required reports) regulating the business of insurance and all applicable orders and directives of insurance regulatory authorities (collectively, the “Insurance Laws”) with respect to admitted assets, as applicable. The statutory balance sheets and income statements included in SAP Statements have been audited by the Company’s independent auditors, and the Company has delivered or made available to Parent true and complete copies of all audit opinions related thereto for periods beginning January 1, 2014. The Insurance Entities comply in all material respects with all applicable solvency requirements, including risk-based capital requirements under applicable Insurance Laws. The loss reserves of the Insurance Entities, as of January 1, 2014, recorded in the SAP Statements: (i) were determined in all material respects in accordance with ASOPs in effect on that date (except as may be indicated in the notes thereto), (ii) were computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal year (except as may be indicated in the notes thereto) and (iii) include provisions for all actuarial reserves that were required at that time to be established in accordance with applicable Laws based on facts known to the Company as of such date; provided, however, that, no representation or warranty in this Agreement and nothing contained in this Agreement, including the Company Disclosure Letter, or any other agreement, document or instrument to be delivered in connection with this Agreement is intended or shall be construed to be a representation or warranty in respect of the adequacy or sufficiency of the reserves of the Company or any of its Subsidiaries.
Section 3.27          Insurance Laws.  Since January 1, 2014, the business of the Company and its Subsidiaries (including business, marketing, operations, sales and issuances of insurance Contracts conducted by or through Agents) has been conducted in compliance with applicable Insurance Laws in all material respects.  In addition, (a) there is no pending or, to the Knowledge of the Company, threatened, charge by any state insurance regulatory authority that any of the Insurance Entities has materially violated, nor is there any pending or, to the Knowledge of the Company, threatened investigation by any state insurance regulatory authority with respect to possible material violations by the Insurance Entities of, any applicable Insurance Laws, (b) each Insurance Entity has been duly authorized by the relevant state insurance regulatory authorities to issue the policies and/or Contracts of insurance related to the business of the Company and its Subsidiaries that it is currently writing and in the states in which it conducts its business, and (c) since January 1, 2014, the Insurance Entities have filed all material reports required to be filed by the Insurance Entities with any state insurance regulatory authority.  None of the Insurance Entities is subject to any order or decree of any insurance regulatory authority relating to such Insurance Entity that (A) would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, or (B) except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (1) relates to material marketing, sales, trade or underwriting practices (other than routine correspondence) from and after January 1, 2014 or (2) seeks the revocation or suspension of any license or other permit issued pursuant to applicable Insurance Laws.  No action or proceeding is pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation or suspension of any such material license or permit.
Section 3.28           Agents.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (a) to the Knowledge of the Company, each insurance agent or broker (each, an “Agent”), at the time such Agent wrote, sold or produced insurance Contracts related to the business of the Company or any of its Subsidiaries on behalf of the Insurance Entities was duly licensed for such business and duly appointed by the applicable Insurance Entity in accordance with applicable Insurance Laws and (b) to the Knowledge of the Company, no such Agent violated any term or provision of any law applicable to the writing, sale, production or management of business for any Insurance Entity.
Section 3.29           Reinsurance Agreements; Fronting Arrangements. Since January 1, 2014, none of the Insurance Entities and the reinsurer under any reinsurance agreement to which any of the Insurance Entities is a party and currently in force has given written notice of termination (provisional or otherwise) in respect to such reinsurance agreement. None of the Insurance Entities and, to the Knowledge of the Company, such reinsurer is in material default under any such reinsurance agreement. Each of the Insurance Entities is entitled under SAP to take credit on its SAP Statements filed with all insurance regulatory authorities for all material amounts reflected therein that are recoverable by such Insurance Entity with respect to any such reinsurance agreement. There are no contracts, agreements or arrangements between any of the Insurance Entities and a Third Party whereunder such Insurance Entity acts as the reinsurer or fronting company.
Section 3.30           Capital or Surplus Maintenance.  As of the date of this Agreement, no Insurance Entity is subject to any requirement imposed by a Governmental Authority to maintain capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under applicable Laws, including insurance laws and regulations.
Section 3.31           Opinion of Financial Advisor.  MTS Health Partners, L.P. (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair to the holders of Common Stock from a financial point of view. A copy of such opinion will be provided to Parent promptly following the date of this Agreement.
Section 3.32           Brokers.  No broker, finder, adviser or investment banker other than the Company Financial Advisor is entitled to any brokerage, success, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the corresponding sections of the disclosure letter delivered by Parent to the Company before the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face, Parent and Merger Sub represent and warrant to the Company that:
Section 4.1              Organization and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  Each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.
Section 4.2              Governmental Authorizations.  Assuming that the representations and warranties of the Company contained in Section 3.3 are true and correct, the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:
(a)            the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;
(b)            the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act or state securities Laws or “blue sky” Laws;
(c)            compliance with the NYSE rules and regulations;

(d)            the pre-merger notification required under the HSR Act;
(e)            compliance with the CMS Notice Requirements;
(f)            the Required Company Consents;
(g)            approvals, consents, exemptions, filings and/or notices required by federal and state insurance departments, departments of health and/or other Governmental Authorities having jurisdiction with respect to the Governmental Authorizations, Parent, or Merger Sub as set forth on Section 4.2(g) of the Parent Disclosure Letter; and
(h)            such other Governmental Authorizations, where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 4.3              Authorization.  Assuming that the representations and warranties of the Company contained in Section 3.4 are true and correct, each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.  The board of directors of each of Parent and Merger Sub has (a) unanimously approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) declared that it is in the best interests of the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement.  Parent, as sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.  This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).  No vote or consent of the stockholders of Parent is required by any applicable Law, or the certificate of incorporation or bylaws or other equivalent organizational documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.
Section 4.4             Non-Contravention.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:
(a)            contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b)            contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.3 and Section 4.2 have been obtained or made;
(c)            result in any violation, termination, acceleration of any material obligation, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect; or
(d)            require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
Section 4.5              Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock; Section 203 of the DGCL.
(a)            The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any Security of Merger Sub.
(b)            Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.
(c)            No shares of Common Stock or other Securities that are convertible, exchangeable or exercisable into Common Stock are owned (directly or indirectly, beneficially or of record) by Parent or Merger Sub or any of their respective Subsidiaries, any direct or indirect wholly owned Subsidiary of Parent or Merger Sub or any Subsidiaries thereof.  Merger Sub has no Subsidiaries. None of Parent or Merger Sub or any of their respective Subsidiaries holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.  Before the action of the Company Board taken on November 16, 2016, neither Parent nor Merger Sub, alone or together with any other Person, was at any time, or became, an “interested stockholder” of the Company as defined in Section 203 of the DGCL, or has taken any action that would cause the restrictions on business combinations with interested stockholders set forth in Section 203 of the DGCL to be applicable to this Agreement, the Merger or any transactions contemplated by this Agreement.

(d)            None of Parent, Merger Sub and their respective Affiliates has any agreement, arrangement or understanding concerning the transactions contemplated by this Agreement with any director or officer of the Company.
Section 4.6              Sufficient Funds.  Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the consummation of the Merger and the other transactions contemplated by this Agreement.  Parent and Merger Sub will have as of the Effective Time and the Closing sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement, including Parent’s and Merger Sub’s costs and expenses and the aggregate Per Share Merger Consideration on the terms and conditions contained in this Agreement, and as of the Effective Time, there will not be any restriction on the use of such cash for such purpose.
Section 4.7              Litigation.  There is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority (including, for the avoidance of doubt, the Texas Department of Insurance and the New York Department of Financial Services) that would be reasonably likely to or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement.  As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority (including, for the avoidance of doubt, the Texas Department of Insurance and the New York Department of Financial Services), or any Order of any Governmental Authority (including, for the avoidance of doubt, the Texas Department of Insurance and the New York Department of Financial Services) that would be reasonably likely or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.
Section 4.8              Reserved.
Section 4.9             Absence of Arrangements with Management.  Except as set forth on Section 4.9 of the Parent Disclosure Letter and this Agreement, there are no agreements, arrangements or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating to the transactions expressly contemplated by this Agreement or the operations of the Company after the Effective Time (including relating to the compensation arrangements of any such member of the Company’s management or the Company Board).
Section 4.10           Brokers.  The Company and its Subsidiaries will not be responsible for any brokerage, finder’s, success or other similar fee or commission to any broker, finder, adviser or investment banker in connection with the Merger and the other transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11           Independent Investigation.  Parent and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in Article III (which to the extent provided for in this Agreement include and are subject to the Company Disclosure Letter and the Company SEC Reports), none of the Company, its Subsidiaries or Affiliates and their respective stockholders, controlling persons and Representatives makes or has made (and Parent and Merger Sub have not relied on) any representation or warranty, either express or implied, written or oral, with respect to the Company or its Subsidiaries or Affiliates and their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent, Merger Sub or any of their respective Affiliates, stockholders or Representatives, and (b) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or Subsidiaries, stockholders or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their Affiliates or their Subsidiaries, stockholders or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent, Merger Sub, their respective Affiliates or any of their respective Subsidiaries, stockholders or Representatives, except (i) as and only to the extent expressly set forth in this Agreement or (ii) in the case of Fraud.  Neither Parent nor Merger Sub has relied on any fairness opinion issued by the Company Financial Advisor in respect of the transactions contemplated by this Agreement.
ARTICLE V

COVENANTS
Section 5.1              Conduct of Business of the Company. From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, except as expressly contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (x) conduct its operations (including, for the avoidance of doubt, compliance functions) only in the ordinary course of business, and (y) maintain and preserve intact its business organization, to retain the services of its current officers and key employees (it being understood that no increases in any compensation, including any incentive, retention or similar compensation shall be required in respect thereof except to the extent such increase is required in the ordinary course of business and is permitted by this Section 5.1) and to preserve the goodwill of its material customers, Members, Providers, suppliers, agents, employees and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated or expressly permitted by this Agreement (including the redemption of Series A Preferred Stock to the extent required by Section 6(a) of the COD), as set forth in Section 5.1 of the Company Disclosure Letter or required by applicable Law, from and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed:
(a)            Organizational Documents.  Amend any of the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries (including partnership agreements and limited liability company agreements);
(b)            Dividends.  Make, set aside, establish a record date or authorize, declare or pay any dividend or distribution on any shares of its capital stock, other than (i) dividends and distributions by wholly owned Subsidiaries of the Company, and (ii) regular quarterly dividends on the Series A Preferred Stock in accordance with the terms of the COD;
(c)            Capital Stock.  (i) Adjust, split, combine, amend the terms of or reclassify any of its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Security, (iii) grant or extend to any Person any right or option to acquire or enter into any Security, (iv) issue, transfer, sell, deliver, pledge or otherwise encumber any of its capital stock or other Security (other than pursuant to (A) the exercise of Company Options, (B) the vesting of Restricted Shares, and (C) the conversion of any Convertible Note), or (v) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock or other Security;
(d)            Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any current or former employee or any directors or officers, other than cost-of-living adjustments (COLA) to base salaries, made in the ordinary course of business consistent with past practice, but in no event to exceed 2.7% in the aggregate for all employees for whom salary increases are made as measured against such employees’ base salaries prior to such increases, (ii) grant any severance or termination pay or retention or change-in-control payments to any current or former employee, director or independent contractor of the Company or any of its Subsidiaries other than as mandated by the terms of a Company Benefit Plan as in effect prior to the date of this Agreement and made available to Parent, (iii) renew or enter into or amend any new employment or severance agreement with any current or former employee, director or independent contractor of the Company or any of its Subsidiaries, (iv) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any employee benefit plan, agreement, policy or program that, if in effect on the date of this Agreement, would be a Company Benefit Plan (other than amendments to a Company Benefit Plan associated with the annual open enrollment process in the ordinary course of business consistent with past practice applicable, generally, to the employee population as a whole), (v) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative, (vi) implement any facility closings or employee layoffs that do not comply with the WARN Act or implement any employee layoffs or reductions in force in violation of the WARN Act, (vii) (x) hire any employee with an expected annual base compensation in excess of $200,000, other than as replacements for employees who resign from employment or are terminated, or (y) terminate any employee with annual base compensation in excess of $200,000, other than terminations for cause or (viii) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former employee or any directors or officers, except, in each case: (A) to the extent required by applicable Law, this Agreement or any Company Benefit Plan in effect on the date of this Agreement and made available to Parent; (B) in conjunction with new hires, promotions and changes in job position or status of any current employee with annual base compensation less than $200,000; or (C) in connection with the acceleration of certain payments as set forth in Section 5.7(d) of the Company Disclosure Letter;
(e)            Acquisitions. Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business, any material assets or properties, or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof, other than (i) personal property, assets or other tangible or intangible property (including Intellectual Property, but not including any equity interests or interests in a business) in the ordinary course of business or (ii) any Person or any equity interests, assets or business division thereof engaged in the Medicare Advantage business, in the case of clauses (i) and (ii), for aggregate consideration for such acquisitions not in excess of $2,500,000;
(f)             Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock or other equity interest of Subsidiaries of the Company, with a value in excess of $2,500,000 in the aggregate, other than (i) the disposition of obsolete equipment in the ordinary course of business, (ii) expirations of Intellectual Property in accordance with the applicable statutory term or grants of non-exclusive licenses of Company Intellectual Property in the ordinary course of business or (iii) pursuant to existing agreements in effect prior to the date of this Agreement as set forth on Section 5.1(f) of the Company Disclosure Letter;
(g)            Contracts; Company Permits.  (i) Enter into any Contract that if in effect as of the date of this Agreement would be a Material Contract, other than in the ordinary course of business, except with respect to Material Contracts described in clauses (ii), (iv)(B) or (vi) of Section 3.14(a), (ii) enter into any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors, in each case from engaging or competing in any line of business or in any geographic area in any material respect, (iii) terminate, cancel or request any material change in or waive any material rights under any Material Contract other than the expiration of any Material Contract in accordance with its terms or in the ordinary course of business or (iv) terminate, suspend, abrogate, amend or modify (A) any certificate of authority to conduct business as an insurance company, health maintenance organization or managed care plan issued by the applicable insurance or health regulatory Governmental Authority or (B) any other material Company Permit, in each case in a manner material and adverse to the Company or any of its Subsidiaries, taken as a whole;
(h)            Indebtedness; Guarantees.  Incur, assume or guarantee any indebtedness for borrowed money in excess of $2,500,000, other than pursuant to any indebtedness instrument outstanding as of the date of this Agreement or in connection with interest rate hedges on terms in the ordinary course of business consistent with past practice;
(i)             Loans. Make any loans, advances or capital contributions to(other than business advances in an aggregate amount not to exceed $1,000,000), or investments in, any other Person, other than (i) by the Company or a Subsidiary of the Company to, or in, the Company or any of its Subsidiaries, or (ii) third party agents in the ordinary course of business, in the case of the clause (ii), in an aggregate amount not to exceed $1,000,000;
(j)              Tax.  Make or change or rescind any material Tax election, file any material amended Tax Return, change or adopt any material method of Tax accounting, settle any material Tax claim or assessment, surrender in writing any right to claim a material refund of a material amount of Taxes, consent to (or request) any extensions or waiver of the limitation period applicable to any material Tax claim or assessment, enter into any material closing agreement with a taxing authority, or take any other action that may have a material impact on the Company’s or any of its Subsidiaries’ Tax assets or liabilities;
(k)            Accounting.  Materially change its (i) accounting policies, practices or procedures, (ii) investment, hedging, reserving, underwriting or claims administration policies, practices or procedures or (iii) methodologies for estimating and providing for medical costs and other liabilities, in each case that would be material to the Company and its Subsidiaries, taken as a whole, other than as required by GAAP, SAP, ASOP or applicable Law;
(l)              Legal Actions.  Except with respect to Shareholder Litigation, which is the subject of Section 5.19(b), waive, release, assign, settle or compromise any material Legal Action that is related to or affects the business of the Company or any of its Subsidiaries or any Company Assets, or enter into any material settlement agreement or other understanding or agreement with any Governmental Authority with respect to any Legal Action, relating to the Company or any of its Subsidiaries or any Company Assets, other than any such waiver, release, assignment, settlement or compromise that is limited only to the payment of money not in excess of $750,000 individually or $3,000,000 in the aggregate;

(m)           Affiliate Transactions.  Enter into or amend any arrangement or Contract with any Affiliate, director or officer of the Company that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement or that would be required to be described under Item 404 of Regulation S-K of the SEC;
(n)            Liquidation; Dissolution.  Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(o)            Capital Expenditures. Authorize or make any capital expenditures that exceed $2,000,000 in the aggregate;
(p)            Intellectual Property; Proprietary Information.  (i) License, sell, transfer, encumber or otherwise dispose of, or agree to license, sell, transfer, encumber or otherwise dispose of, any of material Company Intellectual Property other than in the ordinary course of business or in connection with a sale or disposition permitted pursuant to Section 5.1(f), or (ii) disclose any trade secrets or other material confidential information of the Company or its Subsidiaries to Third Parties (other than pursuant to (A) a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of such trade secrets and other confidential information or (B) an Acceptable Confidentiality Agreement); or
(q)            Related Actions.  Agree in writing, authorize or commit to do any of the foregoing.
Section 5.2              Conduct of Business of Parent.  Subject to Section 5.10, until the Effective Time, Parent shall not, and shall not permit Merger Sub or any of its other Subsidiaries to, without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed, enter into, or permit any Subsidiary to enter into, any definitive agreement to acquire, by merger, consolidation, acquisition of equity interests or assets or otherwise, or other managed care relationship, any Person, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger, consolidation, acquisition of equity interests or assets or otherwise, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Required Company Consents or the expiration or termination of the waiting period under the HSR Act, (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) materially delay or prevent the consummation of the transactions contemplated by this Agreement.
Section 5.3              Access to Information; Confidentiality.
(a)            The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, properties, books and records of the Company and its Subsidiaries, and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent or its Representatives may reasonably request.  Notwithstanding the foregoing, the Company shall not be required to provide such access if it determines that it would (A) materially disrupt or impair the business or operations of the Company or any of its Subsidiaries, (B) constitute a violation of any applicable Law or (C) cause a material risk of disclosure of any information that as determined by the Company in good faith would result in the disclosure of any trade secrets of third-parties.  Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such information would result in a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such party existing as of the date of this Agreement (provided, that such party shall use reasonable best efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such confidentiality obligations, as applicable).
(b)            Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated November 16, 2015 (as amended, the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.
(c)            Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the written consent of the Company in its reasonable discretion.
(d)            Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations before the Effective Time.  Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, including for the avoidance of doubt, Section 5.1, exercise control and supervision over the operations of the Company and its Subsidiaries.
Section 5.4              Solicitation.
(a)            From the date of this Agreement until the Effective Time, except as expressly permitted by Section 5.4(b), the Company shall not, nor shall the Company permit any of its Subsidiaries to, and the Company shall use its reasonable best efforts to cause its and their respective Representatives not to (i) solicit, initiate and knowingly facilitate or encourage (including by way of furnishing non-public information or providing access to its properties, books, records or personnel) any inquiries regarding, or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise have any discussions (other than to state that the Company is not permitted to have discussions under this Agreement, or to clarify the terms thereof), or otherwise participate in any negotiations regarding a Takeover Proposal, (iii) execute or enter into any Contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement if permitted by Section 5.4(b)), (iv) take any action to make the provisions of any anti-takeover Law or any restrictive provision of any applicable anti-takeover provision in the Certificate of Incorporation or Bylaws inapplicable to any transactions contemplated by any Takeover Proposal, or (v) authorize any of or commit to agree to do any of the foregoing, other than in connection with the actions permitted under Sections 5.4(c), (d) and (e). Immediately following the date of this Agreement, the Company shall, and shall cause its Subsidiaries to and shall use its reasonable best efforts to cause its and their respective Representatives to (1) cease any existing solicitations, discussions, communications or negotiations with any Person (other than the parties and their respective Representatives) in connection with an Takeover Proposal or any potential Takeover Proposal and (2) terminate existing access to any physical or electronic data rooms relating to any Takeover Proposal or potential Takeover Proposal (other than for Parent, Merger Sub and their respective Representatives).
(b)            Notwithstanding Section 5.4(a), following the receipt by the Company of a Takeover Proposal after entry into this Agreement that was not the result of a breach of Section 5.4(a), if the Company Board determines, in consultation with its legal and financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law, the Company may, in response to such Takeover Proposal, subject to compliance with this Section 5.4, (i) furnish access and information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal (including through a physical or electronic data room) pursuant to (x) one or more confidentiality agreements on terms that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, which confidentiality agreement shall include customary standstill provisions for an agreement of such type, except that such provisions may include an exception to the extent necessary to allow such Person to make a confidential proposal to the Company Board or (y) an existing confidentiality agreement with such Person (each, an “Acceptable Confidentiality Agreement”) (provided, that all such written material non-public information has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person (and in any event within 24 hours), and (ii) participate in discussions, communications and negotiations regarding such Takeover Proposal.  From and after the date of this Agreement, the Company shall advise Parent in writing of the receipt of (x) any Takeover Proposal, or (y) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to lead to, any Takeover Proposal (in each case within one Business Day of receipt thereof) and disclose to Parent the material terms, conditions, and status of any such Takeover Proposal and provide copies of any such written inquiry, proposal, offer or request for information, including the identity of the Person or group of Persons making such inquiry, proposal, offer or request for information (provided, that the Company shall not be required to disclose the identity of the Person making such Takeover Proposal if such disclosure is prohibited by the terms of a confidentiality agreement with such Person that is in effect as of the date of this Agreement). The Company shall notify Parent within one Business Day orally and in writing of any material modifications to the financial or other material terms of such Takeover Proposal or inquiry, proposal, offer or request for information.
(c)            Except as set forth in, or otherwise in connection with the actions permitted under Section 5.4(d) or (e), the Company Board shall not, directly or indirectly, (i) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent (a “Company Adverse Recommendation Change”), (ii) approve, endorse or recommend a Takeover Proposal, (iii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement if permitted by Section 5.4(b)), (iv) fail to include the Company Board Recommendation in the Company Proxy Statement or (v) formally resolve to effect or publicly announce a determination or resolution to effect any of the foregoing.
(d)            Notwithstanding Section 5.4(c), the Company Board may, before obtaining the Requisite Company Vote, in response to a Superior Proposal received by the Company Board after entry into this Agreement, terminate this Agreement pursuant to Section 7.4(a) to enter into a Contract with respect to such Superior Proposal, but only if:
(i)            such Superior Proposal did not result, directly or indirectly, from a material breach by the Company of this Section 5.4;
(ii)            the Company shall have first provided prior written notice to Parent that it is prepared to terminate this Agreement to enter into an agreement with respect to such Superior Proposal, which notice shall include a summary of the material terms and conditions of and copies of all material transaction agreements and other material documents relating to such Superior Proposal and the identity of the Person making such Superior Proposal;
(iii)            during the five Business Day period following Parent’s receipt of such notice, the Company shall have negotiated in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and any ancillary agreements intended to cause such Takeover Proposal that constituted a Superior Proposal to cease to constitute a Superior Proposal; and
(iv)            Parent does not make, within five Business Days after the receipt of such notice, a binding, written and complete (including any schedules or exhibits) proposal that the Company Board determines in good faith, after consultation with its legal and financial advisor, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal (it being understood that any amendment, revision, change or supplement to the financial terms or other material terms or conditions of such Superior Proposal shall require a new written notification pursuant to the foregoing clause (iii) and a new negotiation period under this clause (iv), which negotiation period shall be three Business Days instead of five Business Days).

(e)            Notwithstanding anything to the contrary in this Agreement, at any time before obtaining the Requisite Company Vote, if, following the occurrence of an Intervening Event, (i) the Company Board has concluded in good faith, following consultation with its outside legal counsel that, in light of such Intervening Event, its failure to withdraw, modify or amend the Company Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, and (ii) the Company Board shall have (x) first provided prior written notice to Parent that it is prepared to effect a Company Adverse Recommendation Change, which notice shall include a reasonably detailed description of the facts and circumstances relating to such Intervening Event and (y) complied, as applicable, with the requirements set forth in Section 5.4(d)(iii) and Section 5.4(d)(iv) as if such provisions related to an Intervening Event instead of a Superior Proposal, then the Company Board may effect a Company Adverse Recommendation Change.
(f)             Nothing contained in this Section 5.4 shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a customary “stop, look and listen” statement pending disclosure of its position thereunder, or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law; provided that nothing set forth in this Section 5.4(f) shall be deemed to modify or supplement the definition of “Company Adverse Recommendation Change” or the obligations set forth in Section 5.4(c).
(g)            Notwithstanding anything to the contrary set forth in this Section 5.4, the Company acknowledges and agrees that (i) any violation of the restrictions or obligations set forth in this Section 5.4 by any Subsidiary of the Company or their or the Company’s Representatives shall constitute a breach of this Section 5.4 by the Company and (ii) the Company shall not nor shall it permit any of its Subsidiaries to enter into any agreement that prohibits or restricts the Company from either providing to Parent the information contemplated by this Section 5.4 or otherwise complying with this Section 5.4.
Section 5.5              Company Proxy Statement.
(a)            As promptly as practicable following the date of this Agreement (but in any event no more than 25 Business Days following the date of this Agreement, subject to Parent’s reasonable cooperation in connection therewith and satisfaction of its obligations pursuant to this Section 5.5), the Company shall prepare and shall file with the SEC the Company Proxy Statement.  Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Company Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Company Proxy Statement and resolution of any comments referred to below. Subject to applicable Law, and notwithstanding anything in this Agreement to the contrary, prior to the filing of the Company Proxy Statement (or any amendment or supplement thereto), or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall (i) provide Parent and its Representatives with an opportunity to review and to comment on such filing, document or response, (ii) consider in good faith including in such filing, document or response any reasonable comments proposed by Parent and its Representatives and (iii) promptly (and in no event later than the fifth Business Day following the date of this Agreement) conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act.
(b)            The Company agrees that none of the information to be included or incorporated by reference in the Company Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.  Parent and Merger Sub hereby covenant and agree that none of the information to be supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement shall, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement for inclusion or incorporation by reference therein.
(c)            The Company shall use reasonable best efforts to (i) respond to any comments on the Company Proxy Statement or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the Company is informed that the SEC has no further comments on the Company Proxy Statement.  The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence relating to the Company Proxy Statement between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand.  Before responding to any such comments or requests or the filing or mailing of the Company Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Company Proxy

Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent.
(d)            The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has made a Company Adverse Recommendation Change in accordance with this Agreement.
Section 5.6              Company Stockholders Meeting.  Subject to Section 5.4, following the clearance of the Company Proxy Statement by the SEC, the Company shall call and hold the Company Stockholders Meeting as promptly as practicable following the mailing of the definitive Company Proxy Statement for the purpose of voting on adoption of this Agreement; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders Meeting: (a) with the consent of Parent; (b) for the absence of a quorum; (c) to allow reasonable additional time (not to exceed 30 days) for the filing and distribution of any supplemental or amended disclosure with respect to the transactions contemplated by this Agreement which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; (d) to solicit additional proxies if the Company reasonably believes it may be necessary to obtain the Requisite Company Vote; or (e) in connection with the Company taking any of the actions expressly permitted by Section 5.4(b), (c), (d) or (e), in response to a Takeover Proposal; provided, further, that in the case of such postponement or adjournment of the Company Stockholders Meeting, the Company shall cause the Company Stockholders Meeting to be duly called and held as promptly as reasonably practicable after the originally scheduled time.
Section 5.7              Employees; Benefit Plans.
(a)            For a period of one year following the Closing Date (or, if earlier, until the date of termination of the relevant employee) (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, provide to each individual who, immediately prior to the Effective Time, is an employee of the Company and its Subsidiaries and who continues in such capacity immediately following the Effective Time (each, a “Continuing Employee”) (i) salary, hourly wage rate, and short-term cash bonus or commission opportunity that are no less favorable and (ii) other material benefits (excluding equity based compensation (except as specifically set forth herein or as required under any employment agreement) defined benefit pension benefits, retiree medical benefits or long-term incentive plan benefits) that are no less favorable in the aggregate to those provided to the Continuing Employees, under the Company Benefit Plans as in effect immediately prior to the Effective Time. Parent shall consider Continuing Employees for grants, during the portion of the Continuation Period commencing in 2018, of equity-based awards under Parent’s equity compensation plans as part of its ordinary course determinations with respect to grants of equity-based awards to its employees generally.

(b)            Parent shall, or shall cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, honor all Company Benefit Plans (including all severance, paid time-off, change of control and similar plans and agreements, including the Company’s severance program in effect as of the date of this Agreement and set forth on Section 5.7(b) of the Company Disclosure Letter) to Continuing Employees in accordance with their terms as in effect on the date hereof, subject to any amendment or termination thereof that may be permitted by such Company Benefit Plans and except as provided herein. Subject to the other obligations of Parent and the Surviving Corporation set forth in this Agreement (including the other provisions of this Section 5.7), following the Effective Time, Parent and the Surviving Corporation are not required to maintain any benefit plan or agreement.
(c)            2016 Bonus Plan. Notwithstanding any permitted amendment, termination or discretion applicable to any Company Benefit Plan that provides for the payment of annual cash bonuses, Parent agrees to, and agrees to cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, to the extent not already paid prior to Closing, pay bonuses to Continuing Employees in respect of calendar year 2016 (“2016 Bonuses”) in an amount determined by the compensation committee of the Company Board, but not to exceed 100% of the target 2016 Bonus applicable to each Continuing Employee. The 2016 Bonuses shall be paid by the Company or the Surviving Corporation, as applicable, at the time or times that the 2016 Bonuses would normally be paid by the Company in the ordinary course of business consistent with past practice but in no event later than February 2017.
(d)            2017 Bonus Plan.  Parent agrees to, and agrees to cause the Surviving Corporation and each of their respective Subsidiaries and Affiliates to, pay bonuses to Continuing Employees in respect of calendar year 2017 (“2017 Annual Bonuses”) based on the achievement of performance targets determined by the Company, in good faith, and in the ordinary course of business consistent with past practice, within 60 days of the date of this Agreement (“2017 Annual Bonus Targets”); provided, however, that (i) Parent shall determine actual achievement of the 2017 Annual Bonus Targets with respect to each Continuing Employee, both with respect to (x) the period between January 1, 2017 through the Closing (the “Pre-Closing Period”) and (y) the period following the Closing through the remainder of calendar year 2017 (the “Post-Closing Period”), it being understood that such determinations by Parent shall be made reasonably and in good faith based on actual results, after giving appropriate effect to the Merger and actions taken by Parent in connection therewith that affect the Surviving Corporation and its Subsidiaries, (ii) each Continuing Employee who remains employed with Parent and its Affiliates through December 31, 2017, shall be paid a 2017 Annual Bonus of no less than half of such Continuing Employee’s target 2017 Bonus (the “Minimum Guaranteed 2017 Annual Bonus”) at the same time or times that the Parent pays annual bonuses in respect of calendar year 2017 to its similarly situated employees, (iii) any Continuing Employee whose employment is terminated without “Cause” or who voluntarily resigns with “Good Reason” (each, as defined in Section 5.7(c) of the Company Disclosure Letter) (“Qualifying Termination”) during the 60-day period following the Closing Date, will be entitled to receive a prorated portion of 100% of the target 2017 Annual Bonus applicable to such Continuing Employee based on the relative portion of the 2017 calendar year during which such Continuing Employee was employed by the Company and the Surviving Corporation and their respective Subsidiaries, (provided, that the provisions of this clause (iii) shall not result in the duplication of bonus payments to such Continuing Employee), such prorated 2017 Annual Bonus to be payable promptly following the date of such termination, but subject to such Continuing Employee’s timely execution and non-revocation of a release of claims, substantially in the form set forth on Section 5.7(d) of the Company Disclosure Letter, and (iv) any Continuing Employee who experiences a Qualifying Termination after the 60-day period following the Closing Date, but prior to January 1, 2018, will be entitled to receive a 2017 Annual Bonus equal to the greater of (x) such Continuing Employee’s Minimum Guaranteed 2017 Annual Bonus and (y) a prorated portion of the actual 2017 Annual Bonus applicable to such Continuing Employee based on the achievement of performance targets determined by the Company and based on the relative portion of the 2017 calendar year during which such Continuing Employee was employed by the Company and the Surviving Corporation and their respective Subsidiaries, (provided, that the provisions of this clause (iv) shall not result in the duplication of bonus payments to such Continuing Employee), such 2017 Annual Bonus to be payable promptly following the date of such termination, but subject to such Continuing Employee’s timely execution and non-revocation of a release of claims, substantially in the form set forth on Section 5.7(d) of the Company Disclosure Letter.
(e)            Parent shall, and shall cause the Surviving Corporation to, honor the Company’s retention program providing for the payment of retention bonuses to certain Continuing Employees in connection with the Merger for the purpose of retaining the services of such Continuing Employees, on the terms set forth on Section 5.7(e) of the Company Disclosure Letter (the “Retention Program”). Following the Effective Time, the Surviving Corporation and/or Parent shall pay or cause to be paid the retention bonuses pursuant to the Retention Program, to certain Continuing Employees in connection with the Merger for the purpose of retaining the services of such Continuing Employees.
(f)             For purposes of eligibility to participate, vesting and, with respect to vacation, paid time off or severance compensation only, determination of the level of benefits, under each employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries and Affiliates providing benefits to any Continuing Employee after the Effective Time other than any equity based compensation plan or long-term incentive plan (collectively, the “New Plans”), each Continuing Employee shall receive full credit for such Continuing Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Subsidiaries have given credit for prior service), to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under the corresponding Company Benefit Plan (except to the extent such credit would result in a duplication of accrual of benefits or with respect to any retiree welfare plan or defined benefit pension plan).  In addition, where applicable, and without limiting the generality of the foregoing, Parent agrees to use or cause the Surviving Corporation or any Subsidiaries or Affiliates to use, commercially reasonable efforts to provide that: (i) at the Effective Time, each

Continuing Employee immediately shall be eligible to participate, without any waiting time, in each New Plan to the extent such waiting time was satisfied under the corresponding Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); (ii) Parent shall cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan that is a health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time; and (iii) for the plan year in which the Effective Time occurs Parent shall cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(g)            With respect to any accrued but unused paid time off to which any Continuing Employee is entitled pursuant to the Company Benefit Plan that is a paid time off policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries or Affiliates to allow such Continuing Employee to use such accrued paid time off in accordance with the terms of such Company Benefit Plan.  If any Continuing Employee’s employment is terminated during the Continuation Period, Parent agrees to cause the Surviving Corporation or any Subsidiaries or Affiliates to pay the Continuing Employee any accrued but unused paid time off as of the Effective Time (determined in accordance with this Section 5.7(g)) reduced by any paid time off used between the Effective Time and the date of termination in accordance with any Company Benefit Plan that is a paid time off policy applicable to such Continuing Employee immediately prior to the Effective Time.
(h)            The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide to Parent and its Representatives access at all reasonable times to the Continuing Employees and the employment and personnel records and data relating to the Continuing Employees to the maximum extent permitted under applicable Law.
(i)             Provided that Parent provides the Company written notice at least five days prior to the Closing Date (but in no event later than the day immediately preceding the Closing Date), the Company shall or shall cause any applicable Subsidiary to take all actions necessary to terminate all Company Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”), and the Company shall provide Parent with evidence that such 401(k) Plan(s) have been properly terminated (effective as of the day immediately preceding the Closing Date), the form of such termination documents shall be subject to review of Parent.

(j)             As soon as administratively practicable following the Closing Date, Parent shall take all actions necessary to permit Continuing Employees who have an account balance under a 401(k) Plan to rollover (whether by direct or indirect rollover, as selected by such Continuing Employees) his or her “eligible rollover distribution” (as defined under Section 402(c)(4) of the Code) in the form of cash, a promissory note (in the case of loans) or any combination thereof from the Seller 401(k) Plan to a tax-qualified defined contribution retirement plan maintained by Parent or its Affiliate for the benefit of the Continuing Employees.
(k)            Nothing in this Section 5.7 or otherwise in this Agreement, whether express or implied, shall: (i) confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates (including any Continuing Employee), any rights or remedies including any right to employment or continued employment or any term or condition of employment for any specified period, of any nature or kind whatsoever, or restrict the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to terminate the employment or service of any Person; (ii) be construed to establish, amend, fund or modify any benefit or compensation plan, program, agreement, Contract, policy or arrangement; (iii) limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or other benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights or obligations in any Person (including any employee of the Company or any of its Subsidiaries) other than the parties to this Agreement.
Section 5.8              Directors’ and Officers’ Indemnification and Insurance.
(a)            Parent shall, and shall cause the Surviving Corporation to, cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Benefit Plans (the “Indemnified Parties”) as provided in the Company Organizational Documents, in the comparable organizational document of any of the Company’s Subsidiaries, in any Contract between an Indemnified Party and the Company or one of its Subsidiaries or otherwise in effect on the date of this Agreement to survive the Merger and to continue in full force and effect for a period of six years after the Effective Time or, if required, for such longer period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement as set forth on Section 5.8 of the Company Disclosure Letter.
(b)            Parent shall, and shall cause the Surviving Corporation to, indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their service as directors or officers of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director or officer of such other Person at the request of the Company or Parent, or fiduciaries of the Company Benefit Plans, whether asserted or claimed at or after or occurring before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement).  If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, the Company shall or Parent shall cause the Surviving Corporation to, advance as incurred any Damages out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of a customary undertaking by or on behalf of such Indemnified Party, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified.  In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action or such Indemnified Party otherwise consents in writing.
(c)            Prior to the Effective Time, the Company shall purchase a “tail” directors’ and officers’ liability insurance policy with coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) than the current policies of directors’ and officers’ liability insurance maintained by the Company  if the cost thereof does not exceed 300% of the last annual premium paid by the Company for the current policies of directors’ and officers’ liability insurance maintained by the Company before the date of this Agreement; provided, however, that if the Company is unable to so acquire such a “tail” policy then Parent shall cause the Surviving Corporation to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies with coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events that occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent or the Surviving Corporation are not required to pay an aggregate premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount being the “Maximum Premium”).  If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, Parent shall cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.
(d)            Parent hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons.  Parent hereby agrees (i) that Parent and the Surviving

Corporation are the indemnitors of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary) (and as between Parent and the Surviving Corporation, the Surviving Corporation is the indemnitor of first resort), (ii) that Parent and the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person and (iii) that Parent irrevocably waives, relinquishes and releases (and shall cause the Surviving Corporation to irrevocably waive, relinquish and release) such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof.  Each of Parent and Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Companies.
(e)            The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. For the avoidance of the doubt, the Indemnified Parties and their respective heirs and legal representatives shall be third-party beneficiaries with respect to the covenants contained in this Section 5.8. The Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.8; provided, that, if requested by the Surviving Corporation, the Person to whom expenses are advanced provides an undertaking to repay such expenses, in the event that it is ultimately determined in a final and non-appealable judgment by a Governmental Authority with valid jurisdiction that such Indemnified Party is not entitled to be indemnified pursuant to this Agreement.
(f)             In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8.
Section 5.9              Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law (but subject, for the avoidance of doubt, to Section 5.10), each of the parties to this Agreement shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions applicable to such party set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable in accordance with its terms.  Notwithstanding the foregoing (but subject, for the avoidance of doubt, to Parent’s obligations to pay (i) filing fees to Governmental Authorities or (ii) other amounts to the Surviving Corporation and its Subsidiaries, in each case, as required by Section 5.10), Parent shall not be obligated to pay any amounts (other than de minimis amounts), or provide other consideration (other than de minimis consideration), to any Third Party in connection with obtaining or seeking to obtain any consents or approvals from such Third Party.  The terms of this Section 5.9 shall not limit the rights of the Company set forth in Section 5.4.
Section 5.10           Consents; Filings; Further Action.
(a)            Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company, in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the NYSE rules and regulations, CMS, state insurance Laws and any other applicable Law, (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.10 to (A) cause the expiration of the applicable waiting periods, or (B) obtain receipt of required consents, approvals or authorizations, including the Required Company Consents, as applicable, under such Laws, rules and regulations as soon as practicable and (iv) defend any Legal Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining Order or any other Order entered by any court or other Governmental Authority vacated or reversed. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all submissions and written communications with the government to the non-filing party’s outside antitrust or applicable regulatory counsel (and to the non-filing party upon consent of the filing party, such consent not to be unreasonably withheld or delayed) before filing.  Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other party, which consent shall not be unreasonably withheld or delayed.
(b)            As promptly as practicable after the date of this Agreement and in any event no later than (i) ten Business Days after the date of this Agreement, each of Parent and the Company shall file (and not subsequently withdraw without the prior written consent of the other party (such consent not to be unreasonably withheld, or conditioned or delayed)) any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of

Justice, as applicable, to request early termination of the applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable and (ii) 30 Business Days after the date of this Agreement, each of Parent and the Company shall file (and not subsequently withdraw) all Form A or other filings required to be filed by it with respect to all Required Company Consents.
(c)            The Company shall cause its appropriate Subsidiary to use commercially reasonable efforts to obtain receipt of a Certificate of Authority issued by the New York State Department of Health authorizing such Subsidiary, in its capacity as a Health Maintenance Organization, to write and administer Medicare Advantage Plan in certain counties of the State of New York as promptly as practicable.
(d)            Each of Parent and the Company shall, and shall cause each of their respective Subsidiaries to, promptly inform the other party upon receipt of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement.  If Parent or the Company (or any of their respective Subsidiaries) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request.  Prior to delivery of such response, to the extent practicable, such party shall provide the other party with a reasonable opportunity to review and comment on such response.  No party shall participate in any substantive meeting, or engage in any material substantive conversation, with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) that Parent proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, Parent shall use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.
(e)            Notwithstanding anything to the contrary in this Agreement, Parent shall promptly take (and shall cause its Subsidiaries to promptly take) any and all action necessary to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order that would have the effect of preventing or delaying the Closing and to resolve the objections, if any, as any Governmental Authority may assert under any applicable Law with respect to the transactions contemplated by this Agreement, and, consistent with the foregoing, to avoid or eliminate each and every impediment under any Law that would reasonably be expected to be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including (i) restructuring, selling, divesting or disposing of assets or businesses of Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries), or committing to take such actions or (ii) otherwise taking or committing to take actions that would limit Parent’s or its

 Subsidiaries’ (including, after the Effective Time, the Surviving Corporation’s and its Subsidiaries’) freedom of action with respect to, or its ability to retain, one or more of their respective assets or businesses; provided, that nothing in this Section 5.10(e) shall require Parent to take any action that would reasonably be expected to, individually or in the aggregate have a material adverse effect on the business of Parent, Merger Sub and their respective Subsidiaries, taken as a whole. For the avoidance of doubt, Parent shall not require the Company to, and the Company shall not be required to, take any action with respect to any Order or any applicable Law that would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.
Section 5.11           Public Announcements.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement.  Neither Parent nor the Company shall issue any such press release or make any such public statement prior to obtaining the other party’s written consent, except to the extent required by applicable Law, the NYSE rules or this Agreement, in which case the party required to make the public statement shall (a) give reasonable notice with the other party before issuing any such release or making any such public statement, and (b) use commercially reasonable efforts to provide the other party with the opportunity to review and comment thereon to the extent practicable; provided, however, that Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by and taken in accordance with Section 5.4(d), Section 5.4(e), and Section 5.4(f).  Notwithstanding the foregoing, without the prior consent of the other parties, Parent and the Company may (x) communicate with its respective customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law to the extent such communications consist of information included in a press release or other document previously approved for external distribution by such other party, (y) issue public statements or disseminate information to the extent solely related to the operation of the business of Parent or its Subsidiaries and the Company or its Subsidiaries, as applicable and (z) make internal announcements to their respective employees, contractors and services providers, in each case that are not inconsistent in any material respect with the prior public disclosure regarding the transactions contemplated by this Agreement; provided, further, that Parent’s or the Company’s consent, as applicable, shall not be required, and Parent or the Company, as applicable, shall not be required to consult with such other party in connection with, or provide such other party an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by and actions taken in accordance with Section 5.4(d), Section 5.4(e) or Section 5.4(f).  Each of Parent and the Company will issue a separate (but mutually agreed upon) press release announcing the execution of this Agreement.

Section 5.12           NYSE De-listing.  Parent shall cause the Common Stock to be de-listed from the NYSE and de‑registered under the Exchange Act at or as soon as practicable following the Effective Time.
Section 5.13           Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses. Filing fees incurred in connection with the HSR Act filings shall be borne by Parent.
Section 5.14          Takeover Statutes.  Unless the Company Board has made a Company Adverse Recommendation Change in accordance with this Agreement, if any takeover statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent, the Company and their respective boards of directors shall use reasonable best efforts (a) to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) to otherwise act to eliminate or minimize the effects of such takeover statute.
Section 5.15           Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 5.16           Rule 16b-3.  Prior to the Effective Time, the Company may take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.17          Resignation of Directors.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company and its Subsidiaries, in each case, effective as of the Effective Time.
Section 5.18           Notification of Certain Matters.
(a)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence of any event known to it that would reasonably be expected to, individually or in the aggregate, (A) in the case of the Company, have a Company Material Adverse Effect, or, in the case of Parent, have a Parent Material Adverse Effect, (B) cause any condition set forth in Article VI to be unsatisfied in any material respect at any time prior to the Effective Time or (C) cause any authorization, consent, Order, declaration or approval of any Governmental Authority or third-party necessary for the consummation of the transactions contemplated by this Agreement to not be obtained by the Termination Date or (ii) any action, suit, proceeding, inquiry or investigation pending or, to the Knowledge of the Company or Parent, threatened that questions or challenges the validity of this Agreement or the ability of any party to consummate the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.
(b)            Subject to applicable Law, the Company shall provide to Parent copies of (i) all material written notices received from any Governmental Authority by the Company or any of its Subsidiaries to the extent such notice is primarily related to the business of the Company and its Subsidiaries and (ii) all material written notices received from CMS or the Department of Health and Human Services Office of the Inspector General by the Company or any of its Subsidiaries (other than immaterial, ordinary course communications, such as advisory notices that are administrative and are not performance-related in nature), in each case from and after the date of this Agreement until the Effective Time.
Section 5.19           Certain Litigation.
(a)            The Company shall promptly notify Parent of any litigation against the Company, any of its Subsidiaries or any of the directors, officers or employees of the Company or its Subsidiaries, in each case, arising out of or in connection with the Merger (collectively, the “Shareholder Litigation”) or threatened Shareholder Litigation of which the Company has knowledge and shall keep Parent fully informed with respect to the status thereof. The Company shall give Parent the opportunity to consult with the Company regarding and the opportunity to participate in but not control the defense settlement or prospection of any such Shareholder Litigation (at Parent’s expense).
(b)            The Company shall obtain the prior written consent of Parent (which shall not be unreasonably withheld or delayed) before entering into any settlement, understanding or other agreement relating to such Shareholder Litigation; provided, however, that the Company, with or without the consent of Parent, shall be permitted to offer to make or make any payment with respect to such Shareholder Litigation and to enter into any settlement, understanding or other agreement relating to such Shareholder Litigation if the terms thereof, in the aggregate, are no less favorable to the Company than those described on Section 5.19 of the Company Disclosure Letter.
(c)            Each party shall cooperate, and cause its Affiliates to cooperate, in the defense of any Shareholder Litigation and shall furnish or cause to be furnished such records, information and testimony, and attend, at each party’s own expense, such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.
Section 5.20           Parent Standstill.  From the date of this Agreement until the Closing, Parent shall not, and shall not permit any person acting on behalf of Parent to,

directly or indirectly, acquire (a) any Securities of the Company or (b) any derivative contracts or derivative securities that give Parent or any Person acting on behalf of Parent the economic or voting equivalent of ownership of Securities of the Company.
Section 5.21           Convertible Notes.
(a)            Prior to the Effective Time, the Company and Parent shall take all necessary actions so that, in the event that any of the Company’s 4.00% Convertible Senior Notes due 2021 (the “Convertible Notes”) issued pursuant to the Indenture, dated June 27, 2016 (the “Indenture”), between the Company and U.S. Bank National Bank Association, as trustee (the “Trustee”) remain outstanding as of the Effective Time, the Company shall (i) execute and deliver to the Trustee a supplemental indenture to the Indenture, as and to the extent required by the Indenture, including to provide that on and after the Effective Time, each holder of Convertible Notes shall have the right to convert such Convertible Notes into the Merger Consideration in accordance with, and subject to, the provisions of the Indenture governing the conversion of the Convertible Notes (including any applicable increase in the “Conversion Rate” thereunder for conversions made in connection with the Merger), and (ii) cause to be executed and delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel as such terms are defined in the Indenture in connection with such supplemental indenture, as and to the extent required by the Indenture. The Company will provide copies of any such supplemental indenture, Officers’ Certificate and Opinion of Counsel to Parent at least three Business Days prior to delivering any such document and all such documents shall be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).
(b)            Prior to the Effective Time, the Company shall give any notices and take all other actions that may be required under the terms of the Convertible Notes, the Indenture or applicable Law, including the giving of any notices that may be required in connection with holders’ rights to require repurchase or conversion of the Convertible Notes occurring as a result of the transactions contemplated by this Agreement constituting a “Merger Event,” “Fundamental Change” or “Make-Whole Fundamental Change” as such terms are defined in the Indenture. The Company will provide copies of any such notice to Parent at least three Business Days prior to delivering any such notice and all such notices and actions shall be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). The Company shall, and shall cause its Subsidiaries to, and each shall use its commercially reasonable efforts to cause their respective representatives to, cooperate with Parent in connection with the fulfillment of the Company’s obligations under the terms of the Convertible Notes and the Indenture at any time after the date of this Agreement as reasonably requested by Parent.
(c)            For the avoidance of doubt, in the event any Convertible Notes remain issued and outstanding after the Effective Time, the Surviving Corporation shall comply with the Company’s obligations of Convertible Notes and the Indenture.

Section 5.22           Transition Matters.  Upon Parent’s request, promptly following the date of this Agreement, the parties shall establish a transition planning team of at least six members and not more than eight members comprised of an equal number of representatives of Parent and the Company, which, subject to applicable Law, shall cooperate in good faith to implement a transition and integration planning process to facilitate the successful combination of the operations of Parent and the Company after the Closing. In furtherance of the foregoing, upon Parent’s request, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to consult with Parent from time to time on strategic and material business matters, to the extent such consultation is not in violation of applicable Law; provided, that, the foregoing sentence shall not be taken into account in determining whether the condition set forth in Section 6.2(c) has been satisfied.
ARTICLE VI

CONDITIONS
Section 6.1              Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction on or before the Closing Date of each of the following conditions, unless waived (if permissible by Law) in writing by each of Parent and the Company:
(a)            Company Stockholder Approval.  This Agreement shall have been duly adopted by the Requisite Company Vote.
(b)            Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
(c)            Required Regulatory Approvals.  All Required Company Consents shall have been obtained or, in the case of notices, made.
(d)            No Orders.  There shall not have been enacted, issued, promulgated, enforced or entered after the date hereof any Law or Orders by a Governmental Authority that enjoins or otherwise prohibits consummation of the Merger and there shall not be in effect any injunction (whether temporary, preliminary or permanent) by any Governmental Authority (collectively, a “Legal Restraint”) of competent jurisdiction that enjoins or otherwise prohibits consummation of the Merger.
Section 6.2              Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by Parent:
(a)            Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.1 (Organization and Power), Section 3.4 (Corporate Authorizations), Section 3.6(c) through (g) (Capitalization), Section 3.23 (Takeover Statutes), Section 3.31 (Opinion of Financial Advisor) and

Section 3.32 (Brokers) shall be true and correct, in all material respects, as of the date of this Agreement and the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), (ii) the representations and warranties set forth in Section 3.6(a) (Capitalization) and Section 3.6(b) (Capitalization) shall be true and correct as of the date of this Agreement and the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except where the failure of any such representation and warranty to be so true and correct would not individually or in the aggregate be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Parent or Merger Sub, (iii) the representation and warranty set forth in Section 3.12(b) (Absence of Certain Changes) shall be true and correct, in all respects, as of the date of this Agreement and the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), and (iv) the remaining representations and warranties of the Company contained in Article III (Representations and Warranties of the Company) shall be true and correct, in each case, as of the date of this Agreement and the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct (without regard to any materiality or Company Material Adverse Effect qualifications set forth in any such representation or warranty) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Solely for the purposes of clause (ii) above, if one or more inaccuracies in or breaches of Section 3.6(a) and Section 3.6(b) would not result in aggregate additional cost, expense or liability to the Company, Parent or Merger Sub pursuant to Article II in excess of $2,500,000, such inaccuracy or inaccuracies will be deemed “de minimis” and such condition will be deemed to have been satisfied.
(b)            Performance of Obligations.  The Company shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement at or before the Closing Date.
(c)            Absence of Company Material Adverse Effect.  No event, circumstance, development, change or effect shall have occurred since the date of this Agreement that has had or would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect.
(d)            Officer’s Certificate. Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b), and Section 6.2(c).
Section 6.3                          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by the Company:
(a)            Representations and Warranties.  (i) The representations and warranties of each of Parent and Merger Sub set forth in Section 4.3 (Authorization) and Section 4.5(c) (Ownership of Common Stock) shall be true and correct in all material respects, as of the Closing as though made on the date thereof (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), and (ii) the remaining representations and warranties of each of Parent and Merger Sub contained in Article IV (Representations and Warranties of Parent and Merger Sub) shall be true and correct, in each case as of the Closing (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except, in the case of clause (ii) only, where the failure of any such representations and warranties to be so true and correct (without regard to any materiality or Parent Material Adverse Effect qualifications set forth in any such representation or warranty) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b)            Performance of Obligations.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.
(c)            Officer’s Certificate.  The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).
Section 6.4              Frustration of Closing Conditions.  Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was principally caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to this Agreement.
ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER
Section 7.1              Termination by Mutual Consent.  This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, by mutual written consent of Parent and the Company.
Section 7.2              Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:
(a)            if the Merger has not been consummated by June 19, 2017 (the “Termination Date”), except that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date; provided, that if, as of such date, all conditions to this Agreement shall have been satisfied or waived (or, in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being so satisfied) other than the conditions set forth in Section 6.1(b), Section 6.1(c) and Section 6.1(d) (in connection with the subject matter of the conditions set forth in Section 6.1(b) or Section 6.1(c) or other Legal Restraint arising from any Legal Action initiated by a Governmental Authority), and such conditions are reasonably capable of being satisfied, then the Termination Date shall be extended to November 17, 2017;
(b)            if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement thereof) and the Requisite Company Vote is not obtained upon a vote taken thereon; or
(c)            if any Law or Order is enacted, issued, promulgated or entered that permanently enjoins or otherwise prohibits consummation of the Merger, and (in the case of any Order) such Order has become final and non-appealable.
Section 7.3              Termination by Parent.  This Agreement may be terminated by Parent at any time before the Effective Time:
(a)            if the Company Board effects a Company Adverse Recommendation Change;
(b)            if (i) the Company Board approves, endorses or recommends to stockholders a Superior Proposal, (ii) a tender offer or exchange offer for any outstanding shares of capital stock of the Company is commenced before obtaining the Requisite Company Vote and the Company Board fails to recommend in a Solicitation/Recommendation Statement on Schedule 14D-9 against acceptance of such tender offer or exchange offer by its stockholders within ten Business Days after commencement thereof, or (iii) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation or to recommend against any Takeover Proposal within ten Business Days after receipt of any written request to do so from Parent following the public announcement of any Takeover Proposal (provided, that Parent shall only make such request once with respect to any Takeover Proposal or any material amendment thereto);
(c)            if there shall have been an intentional and material breach of Section 5.4(c); or
(d)            if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and cannot be cured by the Termination Date, or, if curable, has not been cured by the Company within 30 Business Days after the Company’s receipt of written notice of such breach from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.3(d) if Parent or Merger Sub is then in breach of any of their representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied.
Section 7.4              \Termination by the Company.  This Agreement may be terminated by the Company at any time before the Effective Time:
(a)            at any time before obtaining the Requisite Company Vote, pursuant to and in accordance with the terms and conditions of Section 5.4(d); provided, that any termination of this Agreement pursuant to this Section 7.4(a) shall not be effective unless the Company pays or has paid the Company Termination Fee to Parent or causes the Company Termination Fee to be paid to Parent prior to or concurrently with such termination in accordance with Section 7.6(b); or
(b)            if Parent or Merger Sub breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the Termination Date, or, if curable, has not been cured by Parent or Merger Sub within 30 Business Days after Parent’s receipt of written notice of such breach from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not to be satisfied.
Section 7.5              Effect of Termination.  If this Agreement is terminated pursuant to this Article VII, except as set forth in this Section 7.5, it shall become void and of no further force and effect, with no liability (except as provided in Section 7.6) on the part of any party to this Agreement (or any stockholder or Representative of such party), except that, subject to Section 7.6, if such termination results from the willful and material (a) failure of any party to perform its covenants, obligations or agreements contained in this Agreement or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be liable for any Damages incurred or suffered by the other parties as a result of such failure or breach (which, in the case of Damages sought by the Company, shall take into account the consideration that would have otherwise been payable to the holders of Common Stock or Preferred Stock of the Company, as applicable, pursuant to this Agreement and the loss of market value or stock price of the Company). The provisions of Section 5.3 (Access to Information; Confidentiality), Section 5.13 (Fees and Expenses), this Section 7.5 (Effect of Termination), Section 7.6 (Fees and Expenses Following Termination) and Article VIII (Miscellaneous) shall survive any termination of this Agreement.
Section 7.6              Fees and Expenses Following Termination.
(a)            Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.13.

(b)            The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the sum of the Termination Fee and the Expense Reimbursement:
(i)            if this Agreement is terminated by the Company pursuant to Section 7.4(a) (Right to Accept Superior Proposal), in which case payment shall be made before or concurrently with such termination;
(ii)            if this Agreement is terminated by Parent pursuant to Section 7.3(a) (Company Adverse Recommendation Change), Section 7.3(b) (Failure to Recommend) or Section 7.3(c) (Breach of Non-Solicitation), in which case payment shall be made within five Business Days following such termination; or
(iii)            if: (A) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(a) (Termination Date) or Section 7.2(b) (Stockholder No Vote); (B) a Third Party has made a Takeover Proposal after the date of this Agreement and prior to the Company Stockholders Meeting which Takeover Proposal has not been withdrawn, rescinded or terminated or expired prior to the Company Stockholders Meeting; and (C) during the period commencing as of immediately following entry into this Agreement and ending 12 months following such termination, the Company or any of its Subsidiaries enters into a definitive agreement for, or otherwise consummates, a Takeover Proposal (the “Qualifying Proposal”), then payment shall be made within five Business Days following the date on which the Company enters into or consummates such Qualifying Proposal. For purposes of the foregoing clause (B) only, references in the definition of the term “Takeover Proposal” to the figure “15%” shall be deemed to be replaced by the phrase “more than 50%”.
(c)            For purposes of this Agreement, the “Termination Fee” means an amount in cash equal to $18,000,000 and the “Expense Reimbursement” shall mean an amount that is required to reimburse Parent, Merger Sub and their respective Affiliates of all out-of-pocket fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated herein (including all fees and expenses of counsel, accountants, investment banks, advisors and consultants to Parent and Merger Sub) up to $2,000,000 in the aggregate.
(d)            If the Company fails to pay the Termination Fee and the Expense Reimbursement as required pursuant to this Section 7.6, when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate.  Parent and the Company acknowledge that the fees and the other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and the Company would not enter into this Agreement.  Notwithstanding anything to the contrary in this Agreement, if the Termination Fee and the Expense Reimbursement is required to be paid as a result of a termination of this Agreement, then, except in the case of a willful and material breach of Section 5.4 by the Company or Fraud, Parent’s right to receive payment of the

Termination Fee and the Expense Reimbursement pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent, Merger Sub and their respective Affiliates, if applicable, for (A) the Damages suffered as a result of the failure of the Merger to be consummated and (B) any other Damages suffered as a result of or in connection with this Agreement and the transactions contemplated by this Agreement, and upon payment of the Termination Fee and Expense Reimbursement in accordance with this Section 7.6, none of the Company or any of its Affiliates, respective current or former stockholders, directors, officers, employees, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of Parent, if any, to obtain injunctive relief pursuant to Section 8.16 prior to any termination of this Agreement. For the avoidance of doubt, in no event shall the Company be required to pay the Termination Fee and Expense Reimbursement on more than one occasion.
ARTICLE VIII

MISCELLANEOUS
Section 8.1              Certain Definitions.  For purposes of this Agreement:
(a)            “ACO” means any accountable care organization to which the Company or its Subsidiaries is a member, including any accountable care organization under the Medicare Shared Savings Program and any accountable care organization participating in the Next Generation ACO Model established by the Center for Medicare & Medicare Innovation.
(b)            “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.
(c)            “ASOP” means actuarial standards of practice promulgated by the Actuarial Standards Board for use by actuaries when providing professional services in the United States.
(d)            “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through midnight New York City time.
(e)            “COD” means the Certificate of Designation of the Series A Mandatorily Redeemable Preferred Shares of the Company, as amended.

(f)            “Company Assets” means any assets and properties of the Company or any of its Subsidiaries.
(g)            “Company Material Adverse Effect” means an effect, circumstance, event or change that, individually or in the aggregate, (i) prevents, materially impedes, or materially delays the ability of the Company to consummate the transactions contemplated by this Agreement or (ii) has, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, that, for purposes of clause (ii) the term “Company Material Adverse Effect” shall not include any effects, circumstances, events or changes relating to or arising from (A) conditions (economic, political, social, regulatory or otherwise) generally affecting the industries in which the Company and its Subsidiaries operate, (B) the United States, foreign or foreign or domestic regional economic, financial, political, social or geopolitical conditions or events in general in jurisdictions in which the Company or any of its Subsidiaries has material operations, (C) changes or conditions in the financial, debt, credit or capital markets, (D) changes or proposed changes in Law, or standards or interpretations thereof (including any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Health Care Law), which, for the avoidance of doubt, shall include CMS written interpretation and guidance, generally affecting the industries in which the Company or any of its Subsidiaries operate, or the introduction or enactment of legislation or the proposal or adoption of any rule or regulation affecting Medicare pricing, reimbursement, competitive bidding or other aspects of the healthcare, health insurance or managed care industries, in each case, generally affecting the industries in which the Company and its Subsidiaries operate, (E) changes or proposed changes in GAAP, SAP, ASOP or other accounting principles or requirements, or standards or interpretations thereof, (F) changes in interest rates, (G) taking any actions to the extent required by this Agreement or failure to take any actions to the extent prohibited by this Agreement, including compliance by the Company and its Subsidiaries with the express terms of this Agreement, (H) any decline in the market price, or change in trading volume, of the Common Stock, any decrease of the ratings or ratings outlook for the Company by any of the Rating Agencies and the consequences of any such ratings or outlook decrease, or the failure of the Company to meet any projections, forecasts, budgets, operational metrics or estimates (it being understood that the underlying causes of any such decline, change, decrease or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (I) escalation or outbreak of hostilities, acts of terrorism (including cyber-terrorism), sabotage or military conflicts, (J) an epidemic, plague, pandemic or other outbreak or illness (including any non-human epidemic, pandemic or other similar outbreak or illness), flood, earthquake, tornado, hurricane, cyclonic storm, windstorm, volcano, tsunami or other natural disaster or act of God, (K) the entry into, or any announcement or disclosure of, this Agreement or the transactions contemplated by this Agreement, including any effects related to the identity of any of Parent or any of its Affiliates and any loss of a customer, supplier, contractor, agent, Provider, physician, employee or CMS Contract as a result of the identity of Parent (provided, that the exception in this clause (K) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.3 and Section 3.5), or (L) the commencement, or threatened commencement, in and of itself of a program audit by CMS of the Company or any of its Subsidiaries (but, for the avoidance of doubt, not the results of any such audit), except, in the case of clauses (A) through (G) and (J), to the extent (and only to the extent) that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby (relative to other similarly situated participants in the industries in which the Company and its Subsidiaries operate but only with respect of such participation (i.e., disregarding any other operations of such participants)).
(h)            “Company SEC Reports” means all forms, reports, schedules, statements and other documents filed or furnished with the SEC by the Company since January 1, 2014.
(i)              “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement.
(j)              “Damages” means any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities.
(k)            “Environmental Laws” means all Laws relating to (i) pollution, contamination, protection of the (indoor or outdoor) environment, or health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Substances.
(l)              “ERISA Affiliate” means a corporation that is or was at the relevant time a member of a controlled group of corporations with the Company or any of its Subsidiaries within the meaning of Code Section 414(b), a trade or business that is or was under common control with the Company or any of its Subsidiaries within the meaning of Code Section 414(c), or a member of an affiliated service group with the Company or any of its Subsidiaries within the meaning of Code Sections 414(m) or (o).
(m)           “Fraud” means with respect to a party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable).
(n)            “Governmental Authority” means: (i) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; (iii) any political subdivision of any of the foregoing; and (iv) any Medicare or Medicaid contractor or intermediary.

(o)            “Hazardous Substances” means all toxic substances, hazardous substances, dangerous materials, pollutants, contaminants or chemical wastes including all substances defined or regulated by, or for which Liability or standards of conduct may be imposed under, any Environmental Laws.
(p)            “Health Care Laws” means all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with, or the operation of business in connection with, the provision of, payment for, or arrangement of, health care services, health benefits or health insurance, including Laws that regulate ACOs and their Providers, managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, the Medicare Program Laws and Laws relating to Medicaid programs; (ii) the offer, solicitation, receipt or acceptance of improper inducements or incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient referrals or Provider incentives generally, and including the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b(b)), the Federal physician self-referral law (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a−7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and any similar state laws; (iii) the administration of health care claims or benefits for, or processing or payment for, health care services, treatment or supplies furnished by Providers, including such administration and processing or payment activities conducted by third-party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) billings to insurance companies, health maintenance organizations and other managed care plans or Health Care Programs or otherwise related to insurance fraud; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) the Health Insurance Portability and Accountability Act of 1996, as amended; (vii) any state or federal Laws governing the privacy, security, integrity, accuracy, transmission, breach notification, storage or other protection of information about or belonging to actual or prospective Members or patients treated by the ACOs and their Providers, including the Privacy Laws; (viii) any state insurance, health maintenance organization or managed care Laws (including Laws relating to Medicaid programs) applicable to any of the Company’s Subsidiaries; (ix) the Medicare Program Laws; (x) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003; (xi) the Medicare Improvements for Patients and Providers Act of 2008; (xii) ERISA; (xiii) the Patient Protection and Affordable Care Act (Pub. L. 111−148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111−152), and (xiv) the Medicare Shared Savings Program, 42 U.S.C. § 1395jjj, and the Next Generation ACO Model or any other Model of the Center for Medicare and Medicaid Innovation established pursuant to 42 U.S.C. § 1315a.
(q)            “Health Care Programs” means any health care program (as such term is defined in Section 1128B of the Social Security Act (42 U.S.C. §1320a-7b(f)) and 42 C.F.R. §1001.2), the Medicare Shared Savings Program (42 U.S.C. § 1395jjj and the regulations applicable thereto, and the Next Generation ACO Model, (42 U.S.C. § 1315a and the regulations applicable thereto), and any other health program, whether of a Governmental Authority, commercial plan, employer-sponsored plan, or private plan that provides health benefits directly, through insurance, or otherwise.
(r)             “Intellectual Property” means any and all intellectual property and other similar proprietary rights in any jurisdiction arising anywhere in the world, including any and all (i) inventions (whether or not patentable), patents and patent applications, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers (including all registrations and applications for registration), and all goodwill associated with any of the foregoing, (iii) copyrights (including all registrations and applications for registration), original works of authorship, and moral rights, (iv) rights in software, (v) trade secrets, including confidential and proprietary information and know-how (including processes, techniques, methods, algorithms, data, databases, designs, drawings, specifications, and material proprietary customer and business data), (vi) any other intellectual property or proprietary rights or similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, and (vii) rights to sue and recover and retain damages, costs and attorneys’ fees for the past, present and future infringement, misappropriation or other violation of any of the foregoing.
(s)            “Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) was not known, or reasonably foreseeable based on facts known as at the date of this Agreement, to the board of directors of the Company as of or prior to the date of this Agreement (or, if known, the consequences of which were not known, or reasonably foreseeable based on facts known as at the date of this Agreement, to the board of directors of the Company as of the date of this Agreement) and (ii) does not relate to or involve a Takeover Proposal.
(t)             “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge, assuming reasonable discharge of such Person’s duties in a professional manner, of the Persons set forth in Section 8.1(t) of the Parent Disclosure Letter or Company Disclosure Letter, respectively.
(u)            “Law” means any law, statute, ordinance, code, regulation, rule, the common law or other requirement of any Governmental Authority, and any Orders, including Health Care Laws.
(v)            “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.
(w)           “Liens” means any mortgages, liens, pledges, security interests, covenants, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(x)             “made available” and words of similar import that relate to the period prior to the execution and delivery of this Agreement will be construed to mean that the applicable item (i) has been posted prior to the execution and delivery of this Agreement, in the electronic data room labeled “Project Sunshine” on https://services.intralinks.com/ prepared by the Company in connection with the transactions contemplated by this Agreement or (ii) was included in the Company SEC Reports (including as incorporated by reference) prior to the execution and delivery of this Agreement.
(y)            “Material Business Partner” means (i) the top 15 Providers of the Company and its Subsidiaries that are hospitals, taken as a whole, (ii) the top 15 service vendors of the Company and its Subsidiaries, taken as a whole, and (iii) the top 15 agents of the Company and its Subsidiaries, taken as a whole, (x) with respect to each of clauses (i) and (ii), measured in terms of payments made or received (as applicable) by the Company and its Subsidiaries, taken as a whole, during the 12-month period ended September 30, 2016, (y) with respect to clause (iii), measured in terms of commissions paid by the Company and its Subsidiaries, taken as a whole, during the 12-month period ended September 30, 2016, and (z) with respect to clauses (i), (ii) and (iii), excluding any Material Business Partner which relates solely to a former Subsidiary divested by Company.
(z)             “Medicare Program Laws” means Title XVIII of the Social Security Act as well as any final rules and final regulations adopted pursuant to such Act (including Parts 422, 423 and 425 of Title 42 of the Code of Federal Regulations), any memoranda, written directives, instructions, guidelines, bulletins, manuals, requirements, policies, standards and frequently asked questions issued by CMS pursuant to such Act, and the terms of any Contract between CMS and the Company or its Subsidiaries.
(aa)         “Member(s)” means any individual who is properly enrolled in a MA Plan or, if applicable, a Medicaid Plan offered by the Company or any of its Subsidiaries.
(bb)        “NYSE” means the New York Stock Exchange.
(cc)         “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determinations of any Governmental Authority.
(dd)        “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.
(ee)         “Parent Material Adverse Effect” means an effect, circumstance, event or change that, individually or in the aggregate, prevents, materially impedes, or materially delays the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.
(ff)           “Per Share Merger Consideration” means $10.00.

(gg)        “Permitted Liens” shall mean (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, and for which adequate reserves have been maintained in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, (iii) zoning, entitlement, building and other land use Liens applicable to the Real Property that are not violated by the current use, occupancy or operation of such Real Property, (iv) covenants, conditions, restrictions, easements and other non-monetary Liens affecting title to any Real Property that would not materially impair the value, current use, occupancy or operation of such Real Property, (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (vi) Liens on goods in transit incurred pursuant to documentary letters of credit, (vii) non-exclusive, non-perpetual licenses of Intellectual Property granted in the ordinary course of business, (viii) such other Liens that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, (ix) Liens described in Section 8.1(gg) of the Company Disclosure Letter and (x) such transfer restrictions of general applicability arising under the Securities Act.
(hh)        “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.
(ii)            “Providers” means any all physicians, physician or medical groups, independent practice associations, preferred provider organizations, exclusive provider organizations, specialist physicians, dentists, optometrists, audiologists, pharmacies and pharmacists, radiologists or radiology centers, laboratories, mental health professionals, chiropractors, physical therapists, nurses, nurse practitioners, physician’s assistants, any hospitals, skilled nursing facilities, extended care facilities, community health centers, surgicenters, accountable care organizations, other health care or services facilities, durable medical equipment suppliers, opticians, home health agencies, alcoholism or drug abuse centers and any other specialty, ancillary or allied medical, health or wellness professional, facility or supplier that furnishes health care items or services.
(jj)            “Rating Agencies” means Standard & Poor’s Ratings Service and A.M. Best Company.
(kk)         “Real Property” means the Owned Real Property and the Leased Real Property.
(ll)            “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel,

investment bankers or other financial advisors, agents and other representatives of such Person.
(mm)      “Required Company Consents” means the consents described on Section 8.1(mm) of the Company Disclosure Letter.
(nn)        “Requisite Company Vote” means the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Common Stock as of the record date for the Company Stockholders Meeting.
(oo)        “SAP” means, as to any insurance company or health maintenance organization conducting an insurance business, the statutory accounting practices prescribed or permitted by Law or Governmental Authorities seated in the jurisdiction where such insurance company or health maintenance organization is domiciled and responsible for the regulation thereof.
(pp)        “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.
(qq)         “Superior Proposal” means a Takeover Proposal (substituting “more than 75%” for “15%” in each instance in the definition of Takeover Proposal) or a Takeover Proposal for all or substantially all of the Company’s Texas Medicare Advantage business, whether alone or together with other assets or businesses of the Company, that, in either case, the Company Board determines, in consultation with its legal and financial advisors and considering such factors as the Company Board considers appropriate, is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company than those contemplated by this Agreement and is reasonably likely to be consummated.
(rr)            “Takeover Proposal” means any proposal, offer, inquiry or indication of interest from a Third Party or group (as defined in Section 13 of the Exchange Act) of Third Parties, whether involving a single or a series of related transactions, relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries representing 15% or more of the Company Assets, revenues or earnings, (ii) a sale, lease, exchange, mortgage, transfer or other disposition of 15% or more of the Company Assets, revenues or earnings, (iii) a direct or indirect acquisition, purchase, issuance or sale of shares of capital stock or other equity interest or other Securities (including the Common Stock) representing 15% or more of the voting power of the capital stock of Company or any successor or parent company thereto, including by way of a merger, business combination, share exchange, tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries taken as a whole or (v) any other transaction having a similar effect to those described in clauses (i) through (iv), or any combination of the transactions in clauses (i) through (iv), in each case other than the transactions contemplated by this Agreement.
(ss)         “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
(tt)            “Taxes” means any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, together with all penalties and additions to tax and interest thereon.
(uu)         “Third Party” shall mean any Person or group other than Parent, Merger Sub and their Affiliates.
Section 8.2               Interpretation. Unless the express context otherwise requires:
(a)            the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)            the terms “Dollars” and “$” mean U.S. dollars;
(d)            references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;
(e)            wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(f)             references herein to any gender shall include each other gender;

(g)            references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;
(h)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(i)              with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;
(j)              the word “or” shall be disjunctive but not exclusive;
(k)            references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(l)              references herein to any Contract mean such Contract as amended, supplemented or modified (including by any waiver thereto) in accordance with the terms thereof;
(m)           the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
(n)            if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and
(o)            references herein to “ordinary course of business” shall refer to ordinary course of business consistent with past practice.
Section 8.3              No Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time.  This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.
Section 8.4              Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.
Section 8.5              Submission to Jurisdiction; Service.  Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum, and (e) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than the aforesaid courts.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.
Section 8.6              Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement.  Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered and understands the implications of this waiver, (c) such party makes this waiver voluntarily and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.
Section 8.7              Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
If to Parent or Merger Sub, to:
c/o
WellCare Health Plans, Inc.
8735 Henderson Road, Renaissance One
Tampa, Florida 33634
Attention:         Anat Hakim, Senior Vice President, General  Counsel and Secretary
Facsimile:          (813) 206-2884
E-Mail:                 anat.hakim@wellcare.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:        Sarkis Jebejian, P.C.

                               Laura Sullivan
Facsimile:          (212) 446-6460
Email:                    sarkis.jebejian@kirkland.com
                              laura.sullivan@kirkland.com

If to the Company, to:

44 South Broadway, Suite 1200
White Plains, New York, 10601
Attention:        Anthony Wolk
                        Executive Vice President, General Counsel
Facsimile:          (914) 934-9239
E-Mail:                 twolk@universalamerican.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:        Robert B. Schumer
Ariel J. Deckelbaum
Facsimile:          (212) 757-3990
E-Mail:                 rschumer@paulweiss.com
                                   ajdeckelbaum@paulweiss.com

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the third Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the first Business Day after the sending thereof.
Section 8.8              Amendment.  This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors of each of Merger Sub, Parent and the Company.  This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.
Section 8.9              Extension; Waiver.  At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or

(c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
Section 8.10           Entire Agreement.  This Agreement (and the exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, and certificates delivered hereunder, and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  Without limiting the generality of Section 4.11, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
Section 8.11           No Third-Party Beneficiaries.  Except (a) as provided in Section 5.8 (Directors’ and Officers’ Indemnification and Insurance), (b) for the provisions of Section 2.1, Section 2.3 and Section 2.4 (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Company Options and Restricted Shares as of the Effective Time), (c) for the provisions of Section 2.2 (which shall be for the benefit of holders of Series A Preferred Stock), (d) the rights of Covered Persons under Section 5.19, (e) for the right of the Company on behalf of the holders of Common Stock, Series A Preferred Stock, Company Options and Restricted Shares to pursue and collect Damages (including claims for Damages based on loss of the economic benefits of the transaction to the Company’s stockholders, including the loss of market value or stock price of the Company) with respect to any breach of this Agreement by Parent or Merger Sub (whether or not this Agreement has been terminated pursuant to Article VII), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The third-party beneficiary rights referenced in clause (e) of the preceding sentence may be exercised only by the Company (on behalf of holders of Common Stock, Series A Preferred Stock, Company Options and Restricted Shares) through actions expressly approved by the Company Board, and no holder of Common Stock, Series A Preferred Stock, Company Options or Restricted Shares whether purporting to act in its capacity as such or purporting to assert any right (derivatively or otherwise) on behalf of the Company, shall have any right or ability to exercise or cause the exercise of any such right.
Section 8.12           Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.
Section 8.13           Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Subject to and without limiting the introductory language to Article III and IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.
Section 8.14           Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment in violation of the foregoing shall be void.
Section 8.15           Remedies.  Any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity.  The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.
Section 8.16           Specific Performance.  The parties to this Agreement agree that irreparable injury would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and further agree that, (a) damages to the Company caused by the non-occurrence of the Closing, including damages related to reputational harm, customer or employee losses, increased costs, harm to the Company’s business, and/or a reduction in the actual or perceived value of the Company or any of its direct or indirect Subsidiaries, would be difficult or impossible to calculate, and (b) the right of specific performance is an integral part of this Agreement and without that right neither the Company nor Parent would have entered into this Agreement.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court of the United States as specified in Section 8.5, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 8.17           Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.
WELLCARE HEALTH PLANS, INC.

By:	/s/ Andrew L. Asher
Name: Andrew L. Asher
Title: Executive Vice President and Chief Financial Officer

WIND MERGER SUB, INC.

By:	/s/ Andrew L. Asher
Name: Andrew L. Asher
Title: President and Chief Financial Officer

UNIVERSAL AMERICAN CORP.

By:	/s/ Richard A. Barasch
Name: Richard A. Barasch
Title: Chief Executive Officer and President

[Signature page to the Merger Agreement]